    As filed with the Securities and Exchange Commission on March 15, 1995
                                            REGISTRATION NO. 33- _______________
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                            ----------------------

                         ALLIANCE PHARMACEUTICAL CORP.
            (Exact name of registrant as specified in its charter)

               NEW YORK                                  14-1644018
     (State or other jurisdiction                      (I.R.S. Employer
   of incorporation or organization)                Identification Number)
                            3040 SCIENCE PARK ROAD
                         SAN DIEGO, CALIFORNIA  92121
                                (619) 558-4300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ----------------------

                                 DUANE J. ROTH
                                   PRESIDENT
                            3040 SCIENCE PARK ROAD
                         SAN DIEGO, CALIFORNIA  92121
                                (619) 558-4300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ----------------------

                                  Copies to:
              MELVIN EPSTEIN, ESQ.             STEPHANIE W. ABRAMSON, ESQ.
          STROOCK & STROOCK & LAVAN              MORGAN, LEWIS & BOCKIUS
               7 HANOVER SQUARE                       101 PARK AVENUE
          NEW YORK, NEW YORK  10004             NEW YORK, NEW YORK  10178
               (212) 806-5400                         (212) 309-6000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

          If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                       PROPOSED MAXIMUM   PROPOSED MAXIMUM    AMOUNT OF
TITLE OF SHARES                          AMOUNT TO BE   OFFERING PRICE   AGGREGATE OFFERING  REGISTRATION
TO BE REGISTERED                         REGISTERED(1)   PER SHARE(2)          PRICE(2)           FEE
- ---------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share   2,500,000         $5.875         $14,687,500         $5,065
=========================================================================================================

(1) All of these shares are to be offered both in the United States and in certain countries outside the United States. Those shares offered outside the United States may be resold from time to time in the United States in transactions requiring registration under the Securities Act of 1933, as amended.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the last sale price of the registrant's Common Stock as reported on the Nasdaq National Market on March 13, 1995.

                            ----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED MARCH 14, 1995

                                2,500,000 SHARES


                                     [LOGO]


                                  COMMON STOCK



   All of the shares of Common Stock offered hereby are being sold by the Company in an offering in the United States (the "U.S. Offering") and in a concurrent offering in certain countries outside of the United States (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The offering price per share of Common Stock in the U.S. Offering and the International Offering is identical. The Company's Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol "ALLP." On
March 13, 1995, the closing price of the Common Stock was $5.875 per share.

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                                   FACTORS."



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
===============================================================================
                                       Price to                   Proceeds to
                                        Public     Fee /(1)/     Company /(2)/
- -------------------------------------------------------------------------------
Per Share............................  $          $             $
- -------------------------------------------------------------------------------
Total/(3)/...........................  $          $             $
===============================================================================

(1) The Common Stock is being offered on an all or none basis by the Company principally to selected institutional investors. Oppenheimer & Co., Inc. and Cowen & Company have been retained to act, on a best efforts basis, as agents for the Company in connection with the U.S. Offering. Oppenheimer & Co., Inc., Cowen & Company and ABB Aros Fondkommission AB have been retained to act, on a best efforts basis, as agents for the Company in connection with the International Offering. Oppenheimer & Co., Inc., Cowen & Company and ABB Aros Fondkommission AB are referred to herein as the "Placement Agents." The Company has agreed (i) to pay the Placement Agents a fee in connection with the Offerings and to reimburse them for certain out-of-pocket expenses, (ii) to indemnify Oppenheimer & Co., Inc. and Cowen & Company against certain liabilities under the Securities Act of 1933, as amended, and (iii) to indemnify the Placement Agents against certain liabilities in connection with the International Offering. See "Plan of Distribution."
(2)  The termination date of the Offerings is April   , 1995, subject to earlier
     termination if all the shares are sold and to extension by the mutual agreement of the Company and the Placement Agents. The closing of the Offerings is conditioned on the sale of all 2,500,000 shares. Prior to the closing date of the U.S. Offering, all investor funds will promptly be placed in escrow with Citibank, N.A., as escrow agent for funds collected in connection with the U.S. Offering (the "U.S. Escrow Agent"), and prior to the closing of the International Offering, all investor funds will promptly be placed in escrow with Citibank, N.A. in London, England, as escrow agent for funds collected in connection with the International Offering (the "International Escrow Agent" and, with the U.S. Escrow Agent, the "Escrow Agents"), in each case in an escrow account established for the benefit of the investors. Upon receipt of notice from the Escrow Agents that investors have affirmed purchase of the Common Stock and deposited the requisite funds in the applicable escrow account, the Company will deposit with each Escrow Agent the applicable Common Stock to be credited to the accounts of the investors and will collect the investor funds from the Escrow Agents. In the event that investor funds are not received in the full amount necessary to satisfy the requirements for the Offerings, all funds deposited with the Escrow Agents in the escrow accounts will promptly be returned to the investors. See "Plan of Distribution."
(3) Before deducting expenses of the Offerings estimated at $300,000 payable by the Company.


                The date of this Prospectus is _________, 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), as amended by Form 10-K/A filed on March 10, 1995, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1994, which was filed with the Commission pursuant to the Exchange Act on November 10, 1994, as amended by Form 10-Q/A for such quarter filed on March 10, 1995, and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994, which was filed with the Commission pursuant to the Exchange Act on February 10, 1995, as amended by Form 10-Q/A for such quarter filed on March 10, 1995, and the information under the caption "Description of the Company's Securities" contained in the Company's Registration Statement on Form 8-A, dated October 25, 1984, with respect to the Company's Common Stock, are incorporated herein by reference and made a part of this Prospectus as of the date hereof. All reports subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Gwen Rosenberg, Alliance Pharmaceutical Corp., 3040 Science Park Road, San Diego, California 92121, telephone (619) 558-4300.

                             AVAILABLE INFORMATION

          This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to the Common Stock being offered in the United States in the U.S. Offering. The Registration Statement also relates to shares of Common Stock that will be sold outside the United States in the International Offering, but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

          The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements contained in this Prospectus or previously filed with the Securities and Exchange Commission. Unless otherwise noted, all financial information, share and per share data in this Prospectus assume no issuance of shares of Common Stock issuable upon the exercise of outstanding warrants, options and convertible securities. As used in this Prospectus, the terms "Company" and "Alliance" refer to Alliance Pharmaceutical Corp. and its consolidated subsidiaries.

                                  THE COMPANY

          Alliance is a pharmaceutical research and development company that focuses on the application of scientific discoveries which can be developed into innovative drug products. Alliance has entered into agreements with institutions and inventors for the rights to their discoveries and is adding value to these discoveries by defining the product, market and regulatory strategies prior to seeking collaborative relationships with multinational pharmaceutical companies for the delivery of these products to the market. Alliance intends to seek to enter into similar agreements and, through this approach, Alliance believes it can play an important role in the development of innovative pharmaceutical products.

          Three of the products under development by Alliance are based upon perfluorochemical ("PFC") technologies. The Company's primary drug substance is perflubron, an eight-carbon brominated PFC. Alliance has in various stages of development three products which are based on PFC technologies and which address significant medical needs: Oxygent(TM), an intravascular oxygen carrier designed to reduce the need for donor blood transfusions during surgery, which is in clinical development; LiquiVent(TM), an intrapulmonary agent for use in the treatment of acute respiratory failure, which is in clinical development; and Imagent(R) US, a diagnostic ultrasound imaging agent, which is in preclinical development. In addition, the Company is evaluating its antigenized antibody technology for potential use in the production of novel vaccines and immune modulators.

          Oxygent (an emulsion containing perflubron) is an intravascular oxygen carrier for use as a temporary "blood substitute" to provide oxygen to tissues during elective surgeries where substantial blood loss is anticipated. Oxygent has several potential advantages over the use of allogeneic (donor) blood: it does not transmit infectious disease, is compatible with all blood types and has a shelf life in excess of one year. Oxygent is intended for use with autologous blood collection techniques including predonation, hemodilution, and salvage.

          In August 1994, the Company entered into a license agreement (the "License Agreement") with Ortho Biotech, Inc. and The R.W. Johnson Pharmaceutical Research Institute, a division of Ortho Pharmaceutical Corporation, subsidiaries of Johnson & Johnson (collectively referred to as "Ortho"), which provides Ortho with worldwide marketing rights to the Company's injectable PFC emulsions capable of transporting oxygen for therapeutic use, including Oxygent. The Company has conducted early-stage clinical trials with Oxygent in surgical patients. The product will be jointly developed by Alliance and Ortho, with Ortho responsible for substantially all of the remaining costs of development. Ortho will pay Alliance royalties based on sales of the product after commercialization. In conjunction with the License Agreement, Johnson & Johnson Development Corporation purchased $15.0 million of the Company's convertible preferred stock. In addition, Ortho paid Alliance an initial license fee of $4.0 million and will make other payments upon the achievement of certain milestones.

          LiquiVent (sterile perflubron) is in clinical development for use as an intrapulmonary agent to treat acute respiratory failure, a disorder that can result from many causes, including serious infections, traumatic shock, severe burns and inhalation of toxic substances, and is characterized by impairment of normal lung function. The Company is conducting separate early-stage clinical trials with LiquiVent in premature infants, pediatric patients, and adults with acute respiratory distress syndrome ("ARDS"), the most severe form of acute respiratory failure. The U.S. Food and Drug Administration (the "FDA") has granted the Company Subpart E status (expedited review) for development of the product in the treatment of ARDS.

          Imagent US is a PFC-based intravenous contrast agent for enhancement of ultrasound images of blood flow abnormalities (perfusion defects), which can occur as a result of myocardial infarctions, blood clots, or solid tumors. The product is currently in preclinical development.

          The Company's fourth current project utilizes its antigenized antibody technology to develop a prototype vaccine for an infectious disease and a prototype tolerogen for an autoimmune disease. Antigenized antibodies use human immunoglobulin as a platform to carry specific peptides to modulate the immune system. Depending on the disease and antigen, antigenized antibodies can be used to either stimulate antibody production (as in a vaccine) to prevent disease or to down-regulate antibody production (as in a tolerogen) to treat certain autoimmune disorders.

          The Company's headquarters are located at 3040 Science Park Road, San Diego, California 92121, and its telephone number is (619) 558-4300.

                                  The Offerings
Common Stock offered                                2,500,000  shares
Common Stock to be outstanding after the Offerings  23,912,370  shares
Use of Proceeds                                     To fund preclinical testing and clinical
                                                    trials, research and development, and other
                                                    general corporate purposes
Nasdaq National Market symbol                       ALLP

                                   Summary Consolidated Financial Data

                                           Years Ended June 30,                     Six Months Ended
                                                                                       December 31,
                           ----------------------------------------------------    -------------------
                             1990       1991       1992       1993       1994       1993       1994
                           --------   --------   --------   --------   --------    --------   --------
                                  (In thousands, except per share data)
Statement of Operations
 Data:
Total revenues             $  1,717   $  1,582   $  1,805   $  2,370   $    409    $    252   $  7,209
Loss from operations        (14,363)   (18,494)   (24,304)   (28,802)   (38,508)    (18,688)   (15,724)
Other income - net            1,902        792      2,538      2,422      1,562         951        575
Dividends on preferred
 stock                                                                                            (219)
Net loss applicable to     $(12,461)  $(17,702)  $(21,766)  $(26,380)  $(36,946)   $(17,737)  $(15,368)
 common shares
Net loss per share of        $(0.94)    $(1.24)    $(1.25)    $(1.39)    $(1.83)     $(0.93)    $(0.72)
 Common Stock
Weighted average             13,255     14,258     17,344     18,946     20,226      19,109     21,385
 number of shares
 outstanding

                                                                                           December 31, 1994
                                                                                     -------------------------
                                                                                                     As
                                                                                      Actual     Adjusted/(1)/
                                                                                    ---------    -------------
Balance Sheet Data:
Cash, cash equivalents and short-term investments                                   $  20,100      $  33,606
Working capital                                                                        20,877         34,383
Total assets                                                                           52,864         66,370
Long-term debt and other                                                                  518            518
Accumulated deficit                                                                  (174,492)      (174,492)
Stockholders' equity                                                                   48,615         62,121

- ----------------
/(1)/ Adjusted to give effect to the sale of the 2,500,000 shares of Common
      Stock offered hereby, after deducting the Placement Agents' fee and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

               An investment in the Common Stock offered in the Offerings involves a high degree of risk. The following factors should be carefully considered in evaluating the Company and its business:

               Limited Product Revenues; History of Operating Losses. Substantially all of the Company's revenues to date have consisted of licensing fees, milestone payments and payments to fund research and development activities under joint development and license agreements. The Company has had net operating losses since its inception and expects such losses to continue unless and until such time as revenues are sufficient to fund its continuing operations. As of December 31, 1994, the Company had an accumulated deficit of $174,492,000, of which approximately $34.3 million reflects non-cash charges from the Company's acquisition by merger of Fluoromed Pharmaceutical, Inc. on February 24, 1989. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               Future Capital Needs; Uncertainty of Additional Financing. The Company believes that its existing capital resources, including expected revenues from the License Agreement, investments, and product sales, as well as the net proceeds from the Offerings and income earned thereon, will be adequate to satisfy its capital requirements for approximately 12 months. The Company will need additional financing to support its long-term product development programs. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, progress with preclinical testing and clinical trials, the time and cost involved in obtaining regulatory approvals, patent costs, competing technological and market developments, changes in existing collaborative relationships, the Company's ability to establish development, sales, and marketing arrangements, and the cost of manufacturing scale-up, if necessary. No assurance can be given that adequate financing will be available to the Company in the future.

               Reliance on Collaborative Partners; Future Collaborations. The Company has entered into the License Agreement to support the development and commercialization of Oxygent and to raise capital. Pursuant to the License Agreement, the Company has granted significant licensing rights. The Company's strategy is to seek additional collaborations; however, there can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements in the future, or that any current or future arrangements will ultimately be successful. Under the License Agreement, the Company will depend on Ortho for development and regulatory approval of products in certain markets. The termination of the License Agreement, which can occur on three months' advance notice, or any other future collaborative arrangement could adversely affect the Company's research, development or, ultimately, product distribution plans. See "Business - Collaborative Relationships."

               Uncertainty of Development Efforts. The Company's products require substantial development efforts. The Company may encounter unforeseen technological or scientific problems (including side effects) which may force abandonment or substantial change in the development of a specific product or process, or technological change or product developments by others, any of which may have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources."

               Government Regulation. The production and marketing of the Company's products and its research and development activities are subject to regulation for safety and efficacy by numerous government authorities in the United States and other countries. To date, the Company has received regulatory approval for the commercial sale of only two of its products. Clinical trials and the marketing and manufacturing of the Company's products are subject to the testing and approval process of the FDA and foreign regulatory authorities. The process of obtaining regulatory clearances or approvals is costly and time consuming. The Company cannot predict how long preclinical and clinical trials will take or whether they will be successful; nor can the Company predict how long the necessary regulatory approvals or clearances will take. Therefore, there can be no assurance that the necessary clearances or approvals will be obtained, or obtained on a timely basis. Delays in obtaining regulatory approval in the United States or other countries would adversely affect the marketing of products developed by the Company. The effect of governmental regulations which might arise from future legislative or administrative action cannot be predicted. See "Business - Government Regulation."

               Health Care Reimbursement and Reform. The Company's ability to commercialize its products will depend in part on the availability to end-users of reimbursement for the cost of the Company's products and related treatment by government health administration authorities, private health coverage insurers and other organizations. The reimbursement status of newly approved health care products is uncertain and there can be no assurance that adequate patient insurance coverage will be available to permit the Company to maintain price levels sufficient for the realization of a satisfactory return on its investment in product development. In addition, the public and the federal government have recently focused significant attention on reforming the health care system in the United States. A number of health care reform measures have been suggested, including price controls on pharmaceutical products. Public discussion of such measures is likely to continue, and concerns about the potential effects on different proposals have been reflected in the volatility of the stock prices for companies in the health care and related industries. The adoption of such reform proposals could have a material adverse effect on the Company and its businesses.

               Limited Manufacturing Capability and Experience. The Company currently operates a pilot manufacturing facility and has constructed an intermediate scale-up manufacturing plant at its San Diego headquarters for the production of perflubron-based emulsions for use in research and development and clinical trials. The Company believes that, if such products are approved by the FDA, the intermediate scale-up plant has adequate capacity to support the market introduction of its emulsion products. However, there can be no assurance that FDA approval will be obtained or obtained on a timely basis. Pursuant to the License Agreement, Ortho may elect to manufacture the product itself after market introduction, or continue to require the Company to do so at a negotiated price. If it is required to manufacture the product, the Company will need to construct a commercial production facility. The Company has not selected a site or obtained any regulatory approvals. Construction of a facility will depend upon regulatory approvals, product development and capital resources, among other things. See "Business - Manufacturing."

               Unpredictability of Patent Protection; Proprietary Technology. The Company believes that its success will depend largely on its ability to obtain and maintain patent protection for its own inventions and licenses for the use of patents owned by third parties. The Company has obtained patents covering certain intermediate and high concentration PFC emulsions. The Company has filed, and when appropriate will file, other patent applications with respect to its products and processes in the United States and in foreign countries. There can be no assurance, however, that the Company will develop any additional products and processes which may be patentable or that any additional patents will be issued. It is possible that patents issued to the Company or any patents licensed to the Company may be challenged successfully, that the Company may infringe patents of third parties unintentionally, and that the Company may have to alter its products or manufacturing processes to take into account the patents of third parties, causing additional unexpected costs and delays in product development. The Company also attempts to protect its proprietary products and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its products or processes. No assurance can be given that others will not develop such products or processes independently or obtain access to such products or processes. To the extent that others develop or obtain similar products or processes, the Company's competitive position may be affected adversely. See "Business - Patents."

               Dependence Upon Key Personnel. The Company's success in developing marketable products and achieving a competitive position will depend, in part, on its ability to retain qualified scientific and management personnel. Competition for such personnel is intense, and no assurance can be given that the Company will be able to retain such personnel. Scientific advisors to the Company are employed by or have consulting arrangements with third parties which may conflict with their obligations to the Company. The Company's anticipated growth and expansion into technologies will require additional expertise and are expected to place additional demands on the Company's management and financial resources.

               Competition; Rapid Technological Change. Competition in the health care field is intense. The Company faces competition from larger companies which have substantially greater research and development, managerial, and financial resources. Such competitors may develop more effective products on a more timely basis. Rapid technological development may result in the Company's products or processes becoming obsolete before they are marketed or before the

     Company recovers a significant portion of the related research, development, and commercialization expenses. See "Business - Competition."


               Product Liability Claims and Uninsured Risks. Products or processes that may be developed, licensed, or sold by the Company may expose the Company to potential liability from claims by end-users of such products or of products manufactured by such processes, or by manufacturers or others selling such products, either directly or as a component of other products. The Company currently maintains limited product liability insurance coverage. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.

               Volatility of Stock Price; Liquidation Preference; and Lack of Dividends. The market prices for securities of biopharmaceutical companies have historically been highly volatile. Announcements concerning the Company or its competitors, including the results of testing and clinical trials, technological innovations, or commercial products, government regulations, developments concerning proprietary rights, including patents and litigation matters, a change in status of a corporate partner, public concern relating to the commercial value or safety of the Company's products and stock market conditions in general may have a significant impact on the price of the Common Stock.

               The Company has 1,500,000 shares of preferred stock outstanding. Such preferred stock is entitled to an annual $0.50 per share preferential dividend, and has a liquidation preference of $10.00 per share plus all accumulated but unpaid dividends.

               The Company has not paid dividends on its Common Stock since its inception and does not intend to pay any such dividends in the foreseeable future. Further, the Company is required to pay cumulative dividends on its outstanding preferred stock prior to paying any dividends on its Common Stock. The Company has incurred losses and, thus, has had a deficiency in fixed charges and preferred stock dividend coverage since inception. For the years ended June 30, 1990, 1991, 1992, 1993 and 1994 and the six months ended December 31, 1993 and 1994 the coverage deficiency was $12,461,000, $17,702,000, $21,766,000, $26,380,000, $36,946,000, $17,737,000 and
     $15,368,000, respectively.

               Shares Eligible for Future Sales. As of December 31, 1994, 3,256,688 shares of Common Stock (or 13% of the total number of shares outstanding on a fully diluted basis) are issuable upon the exercise of outstanding options and warrants. Additional shares may be issuable upon the conversion of preferred stock. The existence of such outstanding warrants, options and convertible securities, as well as certain registration rights, may adversely affect the terms on which the Company may obtain additional equity financing. The holders of the outstanding warrants and options are likely to exercise their securities at a time when the Company would otherwise be able to obtain capital on terms more favorable than those provided by the exercise or conversion prices thereof.

               Immediate and Substantial Dilution. Investors in the Offerings will experience immediate and substantial dilution in book value per share. See "Dilution."

                                USE OF PROCEEDS

               The net proceeds from the Offerings are estimated to be $13,506,000, assuming a public offering price of $5.875 per share. Such net proceeds will be used to fund research, preclinical testing, and clinical trials for the Company's products under development, and for other general corporate purposes. Pending such application, the Company intends to deposit such proceeds in interest-bearing bank accounts or to invest them in short-term, high-grade, interest-bearing securities. The Company believes it will need additional financing to support its long-term product development programs. No assurance can be given that adequate financing will be available to the Company. See "Risk Factors-Future Capital Needs; Uncertainty of Additional Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                    DILUTION

          As of December 31, 1994, the net tangible book value of the Company was approximately $31,446,000, or $1.37 per share. "Net tangible book value per share" represents the amount of total tangible assets of the Company reduced by the total liabilities and divided by the number of shares of Common Stock outstanding (after giving effect to the conversion of the outstanding shares of Preferred Stock into Common Stock on a one to one basis). After giving effect to the sale of the 2,500,000 shares of Common Stock offered in the Offerings, at an assumed public offering price of $5.875 per share, the pro forma net tangible book value of the Common Stock as of December 31, 1994 (after the deduction of the Placement Agents' fee and other estimated expenses of the Offerings) would have been approximately $44,952,000, or $1.77 per share. This represents an immediate increase in net tangible book value of $0.40 per share to existing shareholders and an immediate dilution of $4.11 per share to new investors purchasing shares of Common Stock in the Offerings. "Dilution per share" represents the difference between the price per share of Common Stock paid by the new investors in the Offerings and the net tangible book value per share at December 31, 1994 as adjusted to give effect to the Offerings.

          The following table illustrates the dilution per share taking into account estimated expenses of the Offerings:

          Assumed public offering price per share..........................          $5.88
          Net tangible book value per share as of December 31, 1994........  $1.372
          Increase to present shareholders attributable to the Offerings...    .40
                                                                             -----
          Pro forma net tangible book value per share after the Offerings..           1.77
                                                                                     -----
          Dilution to investors in the Offerings...........................          $4.11
                                                                                     =====

          The foregoing calculations take into account the Placement Agents' fee and other estimated expenses of the Offerings. See "Plan of Distribution."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1994 and as adjusted to give effect to the sale of the Common Stock offered in the Offerings and the application of the net proceeds therefrom. See "Use of Proceeds."

                                                                                December 31, 1994
                                                                             -----------------------
                                                                                              As
                                                                                Actual     Adjusted
                                                                              ---------    ---------
                                                                                  (In thousands)
Long-term debt & other                                                        $     518    $     518
Stockholders' equity:
Preferred stock $.01 par value - 5,000,000 shares authorized; 1,500,000              15           15
 shares issued and outstanding
Common Stock $.01 par value - 50,000,000 shares authorized; 21,407,787 issued and outstanding as of December 31, 1994; 23,907,787 shares as
 adjusted                                                                           214          239
Additional paid-in capital                                                      222,878      236,359
Accumulated deficit                                                            (174,492)    (174,492)
                                                                              ---------    ---------
Total stockholders' equity                                                       48,615       62,121
                                                                              ---------    ---------
Total capitalization                                                          $  49,133    $  62,639
                                                                              =========    =========

     At December 31, 1994, there were 3,256,688 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants. For a description of the conversion features of the preferred stock, see "Note 8 of Notes to Audited Financial Statements" contained herein.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statement of operations data set forth below for the fiscal years ended June 30, 1992, 1993, and 1994 and the consolidated balance sheet data at June 30, 1993 and 1994 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere herein. The consolidated statement of operations data for the fiscal years ended June 30, 1990 and 1991, and the consolidated balance sheet data at June 30, 1990, 1991, and 1992, are derived from audited consolidated financial statements previously filed with the Commission. The consolidated statement of operations data for the six months ended December 31, 1993 and 1994 and the consolidated balance sheet data at December 31, 1993 and 1994 are derived from unaudited consolidated financial statements previously filed with the Commission, but, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods.

                                                                                                         Six Months Ended
                                                             Year Ended June 30,                           December 31,
                                          ----------------------------------------------------------   ---------------------
                                             1990         1991        1992        1993        1994        1993        1994
                                                               (In thousands, except per share data)
Statement Of Operations Data:
Total revenues                            $  1,717     $  1,582     $  1,805    $   2,370   $     409  $     252   $   7,209
Operating expenses:
  Research and development                  10,148       15,092       20,922       24,767      31,605     15,555      18,981
  General and administrative                 5,932        4,984        5,187        6,405       7,312      3,385       3,952
                                          --------     --------     --------    ---------   ---------  ---------   ---------
Total operating expenses                    16,080       20,076       26,109       31,172      38,917     18,940      22,933
                                          --------     --------     --------    ---------   ---------  ---------   ---------
Loss from operations                       (14,363)     (18,494)     (24,304)     (28,802)    (38,508)   (18,688)    (15,724)
Other income -- net                          1,902          792        2,538        2,422       1,562        951         575
                                          --------     --------     --------    ---------   ---------  ---------
Dividends on preferred stock                                                                                            (219)
                                                                                                                   ---------
Net loss applicable to
  common shares                           $(12,461)    $(17,702)    $(21,766)   $ (26,380)  $ (36,946) $ (17,737)  $ (15,368)
                                          ========     ========     ========    =========   =========  =========   =========
Net loss per share of Common Stock        $  (0.94)    $  (1.24)    $  (1.25)   $   (1.39)  $   (1.83) $   (0.93)  $   (0.72)
                                          ========     ========     ========    =========   =========  =========   =========
Weighted average number of shares           13,255       14,258       17,344       18,946      20,226     19,109      21,385
 outstanding                              ========     ========     ========    =========   =========  =========   =========

                                                              Year Ended June 30,                           December 31,
                                             1990         1991        1992        1993        1994        1993        1994
                                          ----------------------------------------------------------   ---------   ---------
                                                                              (In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-         $ 30,570     $ 16,812     $ 66,420    $  39,542   $  21,056  $  38,497   $  20,100
 term investment
Total assets                                59,451       44,848       97,976       72,537      53,132     70,865      52,864
Total current liabilities                    2,127        2,026        2,667        2,946       2,959      5,862       3,731
Total long-term debt and other               8,490        8,967          756          447         348        397         518
Accumulated deficit                        (56,549)     (74,251)     (96,017)    (122,397)   (159,343)  (140,134)   (174,492)
Stockholders' equity                        48,834       33,855       94,553       69,144      49,825     64,606      48,615

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    (References to years are to the Company's fiscal years ended June 30.)

        Alliance has devoted substantial resources to research and development related to its pharmaceutical products based upon perfluorochemical ("PFC") and emulsion technologies. The Company has been unprofitable since inception and expects to incur operating losses for at least the next several years due to continued requirements for research and development, preclinical testing and clinical trials, regulatory activities, commercial manufacturing start-up, and the establishment of a sales and marketing organization and/or arrangements therefor. The amount of net losses and the time required by the Company to achieve profitability are highly uncertain. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

     Liquidity and Capital Resources

        Through December 1994, the Company financed its activities primarily from public and private sales of equity and funding from marketing and related agreements with corporate partners. In August 1994, the Company and Ortho entered into the License Agreement, which granted to Ortho a worldwide exclusive license to market injectable PFC emulsions capable of transporting oxygen for therapeutic use, including Oxygent (a temporary blood substitute). As a result of the License Agreement, license and research revenues are expected to continue to increase in 1995. Under the License Agreement, Ortho paid to Alliance an initial fee of $4.0 million and will make additional payments upon the achievement of certain milestones. Ortho is responsible for substantially all the remaining costs of developing the products and will pay Alliance a royalty based upon sales of products after commercialization. As of December 31, 1994, the Company had recorded a receivable of $3.1 million (received in February 1995), representing funding due from Ortho for development costs incurred. In conjunction with the License Agreement, Johnson & Johnson Development Corp. ("J&JDC") purchased 1.5 million shares of Alliance convertible preferred stock for $15.0 million and obtained a three year warrant to purchase 300,000 shares of Alliance Common Stock at $15 per share. The Company has financed substantially all of its office and research facilities and related leasehold improvements under operating lease arrangements.

        The Company had net working capital of $20.9 million at December 31, 1994, compared to $19.4 million at June 30, 1994. The Company's cash, cash equivalents, and short-term investments declined to $20.1 million at December 31, 1994, from $21.1 million at June 30, 1994. The decrease resulted primarily from cash used for operating expenses of $18.7 million and from property, plant, and equipment additions of $0.5 million. These uses of cash were offset by $15.0 million received from the sale of convertible preferred stock to J&JDC and from $4.0 million of license revenue attributable to the License Agreement. Capital expenditures for 1995 are expected to be comparable to those incurred during 1994. The Company's operations to date have consumed substantial amounts of cash, and are expected to continue to do so over the foreseeable future.


        During 1994, Alliance provided approximately $1.1 million to a majority-owned subsidiary of the Company, Astral, Inc. ("Astral"), for its research activities. During the six months ended December 31, 1994, Alliance provided an additional approximately $1.1 million to Astral for its research activities. The Company intends to consider additional technologies that may be available to Astral or it for licensing and/or research agreements. The Company intends to seek outside sources of funding for the operations of Astral or to fund any such other agreements. There can be no assurance that such funding will be available on favorable terms, if at all. If new license and research agreements are added and outside sources of funding are not available, research funding for these activities is expected to increase significantly.

        The Company continually reviews its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue include projected markets, the medical need for such products, potential for regulatory approval and reimbursement under the existing health care system, technical feasibility, expected and known product attributes, and estimated costs to bring the product to market. Based on these and other factors, the Company may from time to time reallocate its resources among its product development activities. Additions to products under development or changes in products being pursued can substantially and rapidly change the Company's funding requirements.

        In December 1993, the Company entered into an agreement with its primary supplier of raw material for certain products. Under the terms of the agreement, the Company is obligated to fund the supplier at defined minimum levels. All costs associated with the contract are charged to expense as incurred.

        The Company expects to incur substantial additional expenditures associated with product development. The Company will seek additional collaborative research and development relationships with suitable corporate partners for its non-licensed products. There can be no assurance that such relationships, if any, will successfully reduce the Company's funding requirements.

        Alliance anticipates that its current capital resources, including expected revenues from the License Agreement, its investments, product sales, and the net proceeds from the Offerings, including income earned thereon, will be adequate to satisfy its capital requirements and fund current and planned operations for approximately twelve months. If the net proceeds of the Offerings are not sufficient, the Company will have to seek other sources of financing. There can be no assurance that funds from these sources would be available on favorable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale back, or eliminate one or more of its product development programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, or products that the Company would not otherwise relinquish. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, progress with preclinical testing and clinical trials, the time and cost involved in obtaining regulatory approvals, patent costs, competing technological and market developments, changes in existing collaborative relationships, the ability of the Company to establish development arrangements, the cost of manufacturing scale-up, if necessary, and the establishment of an effective sales and marketing organization and/or arrangements therefor.

        While the Company believes that it can produce materials for the initial market launch of its emulsion products at its existing San Diego facility, it may need to expand its commercial manufacturing capability for all of its products in the future. This expansion may occur in stages, each of which would require regulatory approval, and product demand could at times exceed supply capacity. The Company has not selected a site or obtained any regulatory approvals for construction of a commercial production facility for its products. The projected location and completion date of any production facility will depend upon regulatory and development activities, among other factors. The Company cannot predict the amount that it will expend for the construction of such a production facility, and there can be no assurance as to when or whether the FDA will determine that such facility conforms with Good Manufacturing Practices. Pursuant to the License Agreement, Ortho may elect to manufacture the emulsion products referred to therein, or require the Company to manufacture such products at a negotiated price.

        The Company's business is subject to significant risks, including the uncertainties associated with the lengthy regulatory approval process, obtaining and enforcing patents important to the Company's business, and possible competition from other products. Even if the Company's products appear promising at an early stage of development, they may not reach the market for a number of reasons. Such reasons include, but are not limited to, the possibilities that the potential products will be found ineffective or harmful during clinical trials, failure to receive necessary regulatory approvals, difficulties in manufacturing on a large scale, failure to obtain market acceptance, and the inability to commercialize because of proprietary rights of third parties. The research, development, and market introduction of new products will require the application of considerable technical and financial resources by Alliance, while revenues generated from such products, assuming they are developed successfully, may not be realized for several years. Other material and unpredictable factors which could affect operating results include, without limitation, the uncertainty of the timing of product approvals and introductions and of sales growth; the ability to obtain necessary raw materials at cost effective prices or at all; the effect of possible technology and/or other business acquisitions or transactions; and the increasing emphasis on controlling health care costs and potential legislation or regulation of health care pricing.

        The Company and certain of its officers and directors are named as defendants in a lawsuit filed by certain stockholders in September 1992. The Company believes it has meritorious defenses and intends to defend vigorously against the claims brought by the stockholders in the action. The Company believes the eventual outcome of the litigation will not have a material adverse effect on the Company's financial condition.

     Results of Operations

     Six Months Ended December 31, 1994 as Compared to Six Months Ended December 31, 1993

        The Company's license and research revenue increased to $7.1 million for the six months ended December 31, 1994, compared to $102,000 for the six months ended December 31, 1993. The increase was due to $4.0 million of license and $3.1 million of research revenues derived from the License Agreement. The Company expects license and research revenue to increase significantly during 1995, compared to 1994, due to the License Agreement.

        The Company incurred total operating expenses of $22.9 million for the six months ended December 31, 1994. Operating expenses include a $2.9 million charge for purchases of raw material for certain products currently being developed, $1.8 million for Oxygent (temporary blood substitute) costs incurred prior to execution of the License Agreement, $0.5 million for products no longer promoted or developed by Alliance, and a $1.7 million charge for capitalized product rights. The $2.9 million charge for purchase of raw materials arises under a December 1993 agreement the Company entered into with its primary supplier. Under the agreement, the Company is obligated to fund the supplier at defined minimum levels. All costs associated with the contract are charged to research and development expense as incurred. In January 1994, the Company regained from Boehringer Ingelheim International GmbH ("BII") all marketing and manufacturing rights to Imagent (diagnostic imaging agents) and Oxygent products outside of North America. In conjunction with the acquisition of the marketing and manufacturing rights from BII, the Company recorded product rights of $1.8 million, based on the value of warrants issued to acquire the rights. The unamortized portion ($1.7 million) of these product rights was charged to research and development expense when the Company licensed these product rights to Ortho.

        Research and development expenses increased by 22% to $19.0 million for the six months ended December 31, 1994, compared to $15.6 million for the six months ended December 31, 1993. The growth in expenses is primarily a result of the increases discussed above and increased staffing to support growth in research and development efforts. These expenses were partially offset by a reduction in payments to universities and outside consultants.

        General and administrative expenses increased by 17% to $4.0 million for the six months ended December 31, 1994, compared to $3.4 million for the six months ended December 31,

     1993. The increase in general and administrative expenses was primarily due to increased professional fees.

        Investment income and other was $575,000 for the six months ended December 31, 1994, compared to $951,000 for the six months ended December 31, 1993. The decline was primarily a result of lower average cash balances.

        Operating losses may fluctuate from period to period as a result of differences in the timing of revenues earned and expenses incurred and such fluctuations may be substantial. The Company's historical results are not necessarily indicative of future results.

     Fiscal Year 1994 as Compared to Fiscal Year 1993

        The Company had net product revenue of $246,000 for 1994 compared to $50,000 for 1993. In August 1993, the Company received FDA approval to market Imagent/(R)/ GI, a product developed and marketed by the Company. The increase in net product revenue from 1993 to 1994 was primarily attributable to sales of Imagent GI and Sat Pad /TM/ (also developed and marketed by the Company). Sales of Imagent GI and Sat Pad have not been expected to provide significant revenue to the Company, and substantial increases are not anticipated. In September 1994, the Company discontinued promotional activities for Imagent GI. The majority of the Company's products are in development stage and there can be no assurance as to whether or when it will be able to increase its revenues significantly.

        License and research revenue decreased to $163,000 for 1994 compared to $2.3 million for 1993. The Company's 1993 license and research revenue was primarily derived from its agreements with BII (the "BII Agreements"). In July 1993, the BII Agreements were modified, which resulted in BII discontinuing all contract payments.

        Research and development expenses increased by 28% to $31.6 million for 1994 compared to $24.8 million for 1993. The growth in expenses reflects increases in staffing, costs of preclinical testing and clinical trials, and additional laboratory supplies and equipment associated with the growth of the Company's research and development efforts. Due to the Company's discontinuance of Imagent GI promotional activities, the Company reduced its perflubron inventories to the estimated net realizable value from sales of Imagent GI, resulting in a charge of $2.1 million. The Company expects that research and development expenses for 1995 will increase at a rate comparable to that experienced in 1994.

        General and administrative expenses increased by 14% to $7.3 million for 1994 compared to $6.4 million for 1993. The increases were principally due to increases in staffing to support the growth of product research and development efforts and professional fees. General and administrative expenses for 1995 are expected to increase at a rate comparable to that experienced in 1994.

        Investment and other income was $1.6 million for 1994 compared to $2.4 million for 1993. The decline in investment revenue was primarily a result of lower average cash and short-term investment balances.

     Fiscal Year 1993 as Compared to Fiscal Year 1992

        The Company's revenues increased by 31% to $2.4 million for 1993 compared to $1.8 million in 1992. The Company's revenues were primarily derived from the BII Agreements. License and research revenue, including reimbursement of clinical trial costs primarily from BII, totaled $2.3 million for 1993 compared to $1.8 million in 1992.

        For 1993, the Company had net product revenue of $50,000 compared to $9,000 in 1992. The increase in net product revenue from 1992 to 1993 was primarily attributable to revenue from Sat Pad sales which commenced in March 1993.

        Research and development expenses increased by 18% to $24.8 million for 1993 compared to $20.9 million for 1992. The growth in expenses reflects increases in staffing, costs of clinical trials and preclinical testing, additional laboratory supplies and equipment, and expansion of the Company's facilities associated with the growth of its research and development efforts. In addition, the Company incurred a one-time charge of $1.7 million in 1992 related to its acquisition of BioPulmonics, Inc.

        General and administrative expenses increased by 23% to $6.4 million for 1993 compared to $5.2 million for 1992. The increases were principally due to increases in staffing and the expansion of the Company's facilities to support the growth in product research and development efforts.

        Interest income was $2.4 million for 1993 compared to $2.9 million for 1992. The decline in interest revenue was primarily a result of lower average cash balances and decreases in available market interest rates. Interest expense was $6,000 for 1993 compared to $349,000 for 1992. The decrease in interest expense was primarily a result of the conversion of the $8.0 million of subordinated notes to shares of the Company's common stock in November 1991.

                                    BUSINESS

     OVERVIEW

        Alliance is a pharmaceutical research and development company that focuses on the application of scientific discoveries which can be developed into innovative drug products. Based on its perfluorochemical technologies, the Company has two drug products in early clinical studies: Oxygent/TM/, for use as a temporary oxygen carrier to reduce or eliminate the requirement for allogeneic (donor) blood transfusions during elective surgery ("blood substitute"); and LiquiVent/TM/, an intrapulmonary drug for use in treating patients with acute respiratory failure to reduce the morbidity associated with conventional mechanical ventilation therapy. Imagent/(R)/ US, a PFC-based contrast agent for enhancement of ultrasound images of blood flow abnormalities (perfusion defects), which can occur as a result of myocardial infarction, blood clots, or solid tumors is in the preclinical phase. The Company is also in early research and development of antigenized antibody technology for potential use in producing novel vaccines directed against infectious diseases and for use in regulating autoimmune disorders.

        Over the past several years, the health care industry has experienced significant and rapid change. One of these changes is the rapid pace at which scientific discoveries are being made. These discoveries often occur in the universities and medical centers where the researchers and clinicians work toward identifying the basic causes of disease and potential targets for new therapies. The Company believes that research and development companies such as Alliance are in a position to collaborate with inventors to develop innovative pharmaceutical products based on the intellectual property arising from these discoveries. Alliance has developed significant experience defining pharmaceutical formulation, designing manufacturing processes, conducting preclinical pharmacology and toxicology studies, and conducting early-phase human testing in accordance with regulatory guidelines. The final phase of drug development requires greater resources and involves the completion of late-phase human testing, obtaining worldwide regulatory approvals, building large-scale manufacturing capacity, and implementing marketing strategies. Multinational pharmaceutical companies with established capabilities and expertise are in a stronger position to perform these tasks.

        Alliance has entered into agreements with institutions and inventors for the rights to their discoveries and is adding value to these discoveries by defining the product, market and regulatory strategies prior to seeking collaborative relationships with multinational pharmaceutical companies for the delivery of these products to the market. Alliance intends to seek to enter into similar agreements and, through this approach, Alliance believes it can play an important role in the development of innovative pharmaceutical products.

     PRODUCTS

        Three of the products currently under development by Alliance are based upon perfluorochemical ("PFC") technologies. PFCs are clear, colorless and non-flammable liquids, are twice as dense as water, and are biochemically inert. Alliance's primary drug substance is perflubron (perfluorooctyl bromide), an eight-carbon brominated PFC that, along with other attributes, produces a stable emulsion.

        OXYGENT. Oxygent (an emulsion containing perflubron) is an intravascular oxygen carrier for use as a temporary "blood substitute" to provide oxygen to tissues during elective surgeries where substantial blood loss is anticipated. Oxygent has several potential advantages over the use of allogeneic (donor) blood; it does not transmit infectious disease, is compatible with all blood types and has a shelf life exceeding one year.

        According to the 1994 estimates of The National Institutes of Health, the risks per unit of blood transfused in the U.S. are 1:2,500 for bacterial infections; 1:3,000 for hepatitis; 1:100,000 for fatal hemolytic reactions (clerical error); and 1:250,000 for HIV infections (AIDS). To avoid these risks, certain techniques can be employed that allow use of the patient's own (autologous) blood. These techniques include (1) predonation, in which patients donate several units of their blood in the six weeks leading up to surgery, (2) perioperative hemodilution, in which several units of their blood are removed just prior to the surgery and are replaced with a plasma expander, and (3) salvage, where a "cell saver" is used to collect shed blood lost during the surgical procedure. In the future, drugs such as erythropoietin, serine protease inhibitors, and oxygen-carrying drugs may increase the utilization of these techniques by improving both their safety and effectiveness. Oxygent is intended for use with any of the above-mentioned autologous blood collection techniques. During surgery, when a blood transfusion is indicated, Oxygent would be given instead to maintain an adequate level of oxygen delivery despite a lower red blood cell concentration, thereby delaying the need for transfusion. This delay allows for the majority of the previously removed autologous blood to be reinfused at the end of the procedure, providing a safe red blood cell concentration level for recovery while avoiding donor blood.

        The Oxygent dose for surgical applications is expected to provide the equivalent oxygen delivery of approximately two units of red blood cells. It is estimated that approximately three million patients are at risk of receiving one or more units of blood during elective surgeries annually in the United States.

        The Company conducted early-stage clinical trials with Oxygent in surgical patients and, in conjunction with Ortho, is continuing the clinical development of the product. See "-Collaborative Relationships."

        LIQUIVENT. LiquiVent (sterile perflubron) is in clinical development for use as an intrapulmonary agent to treat acute respiratory failure, a disorder that can result from many causes, including serious infections, traumatic shock, severe burns, or inhalation of toxic substances. Acute respiratory failure is generally characterized by an excessive inflammatory response, which leads to blockage of the small airways and collapse of alveoli, resulting in inadequate gas exchange and impairment of normal lung function.

        Approximately 700,000 patients in the United States are placed on mechanical gas ventilators each year for treatment of lung dysfunction due to acute injuries or exacerbations of chronic lung diseases. The most urgent need for these patients is to improve their blood oxygenation; however, the prolonged use of high ventilatory pressures or high concentrations of inspired oxygen can be damaging to the lungs. Each year, approximately 150,000 patients in the United States suffering from respiratory failure progress to the most severe form, referred to as acute respiratory distress syndrome ("ARDS"), where the risk of death is 40-60%.

        LiquiVent is intended to be used in a technique called partial liquid ventilation ("PLV"). In this procedure, the drug is administered through an endotracheal tube into the lungs of a patient being supported by a mechanical ventilator. The initial goal of LiquiVent/PLV therapy is to open collapsed alveoli to improve pulmonary function and gas exchange. Once this has been accomplished, ventilator pressure and oxygen concentration may be lowered to minimize ventilator-induced lung trauma. In clinical studies, LiquiVent has also been observed to encourage the migration of mucus and alveolar debris to the central airways, where suctioning is made easier. In conjunction with a possible direct LiquiVent anti-inflammatory effect, the ability to remove such debris may significantly reduce the excessive inflammatory response associated with acute respiratory failure and enhance the effectiveness of other therapeutic interventions, all serving to potentially reduce patient recovery time.

        The Company is conducting separate early-stage clinical trials with LiquiVent in premature infants, pediatric patients, and adults with ARDS. The FDA has granted the Company Subpart E status (expedited review) for the product in connnection with the treatment of ARDS. See "-Government Regulation."

        IMAGENT US. Imagent US is a contrast agent that is an aqueous dispersion of PFC vapor-containing microbubbles. The gas bubbles are highly echogenic and, when delivered intravenously, generate signals that enhance ultrasonic images. Imagent US is intended to be used to enhance ultrasound images of blood flow abnormalities (perfusion defects), which can occur as a result of myocardial infarctions, blood clots or solid tumors. Approximately 18 million scans of the heart, vasculature, and abdominal organs are performed annually in the United States. More than 50% of these procedures may potentially benefit from a cost-effective contrast agent. In preclinical studies,

     Imagent US has been found to enhance the ultrasound signal from perfused tissues and blood vessels using both gray-scale and color Doppler imaging techniques.

        To be successful in the marketplace, ultrasound contrast agents should provide enhanced diagnostic images during several minutes of scanning, be easy to use, and have a shelf life greater than one year. Imagent US is being developed to meet these requirements. It has the potential for assessing general vascular disease, cardiac (ventricular) function and, most importantly, myocardial perfusion. The agent may also be useful in detecting space-occupying lesions (such as solid tumors) in organs such as the liver.

        The Company has evaluated multiple formulations for Imagent US, each of which has advantages for certain applications. Imagent US is in the preclinical phase and the Company estimates that it will file an IND to begin clinical trials around the end of 1995.


        ANTIGENIZED ANTIBODIES. Antigenized antibodies utilize the human immunoglobulin as a platform to carry specific peptides to modulate the immune system. The presentation of the peptide is accomplished by use of genetic engineering techniques to make a substitution in the complementarity determining regions (CDR) of the antibody. Depending on the disease and the antigen, antigenized antibodies can be used to either stimulate antibody production (as in a vaccine) to prevent disease or to down-regulate antibody production (as in a tolerogen) to treat certain autoimmune disorders. Antigenized antibodies provide for a delivery system with advantages over the free peptide, including its half-life in blood circulation and the ability of the peptide to stimulate both a cellular and a humoral antibody response. In this manner a cost-effective combination vaccine or vaccine/tolerogen therapy can be engineered by using a common platform and a common manufacturing process. Further chemical modification of these molecules may obviate the requirement for adjuvants during immunization or tolerization. The Company, through its Astral subsidiary, is developing a prototype vaccine for an infectious disease and a prototype tolerogen for an autoimmune disease.

     Collaborative Relationships

        In August 1994, the Company entered into the License Agreement, which provides Ortho with worldwide marketing rights to the Company's injectable PFC emulsions capable of transporting oxygen for therapeutic use, including Oxygent. The product will be jointly developed by Alliance and Ortho, with Ortho being responsible for substantially all of the remaining costs of development. Ortho paid Alliance an initial license fee of $4.0 million and will make other payments upon the achievement of certain milestones.
     In addition, Ortho will pay to Alliance a royalty based upon its sales of the product after commercialization. In conjunction with the License Agreement, J&JDC purchased 1.5 million shares of Alliance convertible preferred stock for $15.0 million and obtained a three year warrant to purchase 300,000 shares of Common Stock at $15 per share. See "Note 7 of Notes to Audited Consolidated Financial Statements."

        In November 1994, the Company entered into a license agreement with Glaxo Group, Ltd. ("Glaxo") for the use of the Company's fluorinated surfactants in certain metered-dose inhalers ("MDI") in delivering Glaxo's respiratory drug formulations. Glaxo is responsible for the development and marketing of MDI products incorporating the Company's surfactant. The agreement provides for an initial license fee and milestone payments to Alliance, which are not expected to exceed $2.5 million in the aggregate, with royalties to Alliance following commercialization.

        The Company intends to seek and evaluate collaborative relationships for the marketing of LiquiVent and Imagent US on terms conceptually similar to those contained in the License Agreement.

     Manufacturing

        The Company manufactures all of its products for preclinical and clinical trials. Oxygent is produced in Alliance's San Diego facility, which includes both pilot-scale (18 liter) and intermediate-scale (250 liter) production capability. The Company believes that, if and when approved by the FDA, the intermediate scale-up facility will provide sufficient production capacity for future clinical trials and market launch. A larger commercial-scale facility will be required for products in the future. Under the terms of the License Agreement, Ortho has the right to elect to manufacture Oxygent itself or have the Company continue to do so, which election must be made at or prior to the filing of the New Drug Application. If Alliance manufactures Oxygent for Ortho, the transfer price will be determined by Ortho's net sales price for the product, provided that Alliance will not transfer it for less than Alliance's burdened cost. The Company has not selected a commercial-scale site or obtained any regulatory approvals. Construction of such a facility will depend upon regulatory approvals, product development, and capital resources, among other things.

        LiquiVent is manufactured for clinical trials at the Company's Otisville, New York facility. It is the same drug substance for which Alliance obtained FDA approval in August 1993 as an oral contrast agent for magnetic resonance imaging (Imagent GI). As a result, certain chemistry, manufacturing, and control requirements for perflubron have been accepted by the FDA, which may benefit the Company in the regulatory review process for certain products.

        Imagent US is manufactured for preclinical studies at the San Diego facility, using a proprietary process to form PFC vapor containing dry microbubbles which are reconstituted with sterile water just prior to use. The existing process is satisfactory for production of quantities of Imagent US for clinical trials and to support introductory marketing after commercialization.

     Patents

        The Company has six issued U.S. patents related to or covering PFC emulsions which are the basis for its Oxygent product. The issued patents and other pending patent applications cover specific details of emulsified PFCs which are covered by product-by-process claims, method claims describing their manufacture, and some composition claims. These broadly cover high concentration PFC emulsions, typically 40-125% weight per volume (although some are limited to 75-125% weight per volume), and manufacturing methods.

        In September 1994, Alliance received a United States patent for its preferred method of using blood substitutes to facilitate oxygen delivery. The patent is pending in Europe, Japan, and other countries. The issued claims cover a method for facilitating autologous blood use in conjunction with administering oxygen enriched gas and oxygen carriers that contain fluorochemicals, as well as those derived from human, plant, or recombinant hemoglobin, in order to reduce or eliminate the need for allogeneic blood transfusions during surgery.

        The method of completely filling the lungs with PFCs to perfuse the lungs as a means of oxygenation has been known for many years and thus, as a broad method of treatment, is not patentable. The Company has discovered that partially filling the lungs with oxygen-carrying PFCs can enhance respiratory gas exchange utilizing conventional gas ventilators. This potentially significant improvement in gas exchange may be the preferred method of treatment for patients with acute respiratory failure. The Company has filed and obtained a license to patent applications on this method and has patent applications pending which cover the use of PFCs to deliver drugs to the lungs and to wash debris from, and open, collapsed lungs. The Company also has patent applications pending which cover apparatus for liquid ventilation using PFCs.

        The Company has filed four patent applications concerning the composition, manufacture and use of novel stabilized microbubble compositions, which are based on its discovery that PFC gases, in combination with appropriate surfactants, can stabilize microbubbles that are effective for ultrasonic imaging.

        The Company has patents that have issued in the U.S. and abroad, and additional pending patents, covering its novel fluorinated surfactants. These compounds may be useful in oxygen-carrying or drug-transport compositions, and in liposomal formulations that have therapeutic and diagnostic applications. Additional fluorinated compounds disclosed in pending applications may be employed in cosmetics, protective creams, and lubricating agents. Compositions that can be structured as emulsions, microemulsions, and gels may be useful as contrast enhancement agents for radiography and scintigraphy. The Company also has pending applications relating to microstructures (tubules, helixes, fibers) that may have uses in the biomedical field, biomolecular engineering, microelectronics, and electro-optics.

     Competition

        The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in research and development of products which may be similar to Alliance's products. Many of the Company's existing or potential competitors have substantially greater financial, technical and human resources than the Company and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to those of the Company. There can be no assurance that the Company will be able to compete successfully with such companies.

        Well-publicized side effects associated with the transfusion of allogeneic (donor) blood have spurred efforts to develop a blood substitute. Two primary approaches have shown promise as temporary oxygen carriers: PFC emulsions and hemoglobin solutions. Hemoglobin development efforts include: stroma-free, chemically modified hemoglobin from human or bovine red blood cells, and the use of genetic engineering to produce recombinant hemoglobin. There are several companies working on hemoglobin solutions as a blood substitute, some of which have entered clinical trials. Recently, a major U.S. pharmaceutical company announced a manufacturing and marketing collaboration with a company developing a recombinant hemoglobin-based blood substitute. The Green Cross Corporation of Japan developed a first-generation PFC emulsion, Fluosol, which was marketed in the U.S. as an adjunct to percutaneous transluminal coronary angioplasty; however, Green Cross Corporation recently announced that it was withdrawing the product from the market due to its limited sales volume. The Company believes that its PFC-based emulsion product compares favorably with Fluosol for several reasons, including its higher oxygen-carrying capacity, its greater stability and its ease of use. Alliance is aware of two other companies developing PFC-based temporary oxygen carriers, one of which has entered clinical trials.

        Although liquid ventilation therapy has been in the research phase for the last two decades, the Company is unaware of any potential competition which has reached the clinical trial stage. However, other companies may be evaluating PFC liquids with the possibility of entering this field. The Company believes that its patent position and stage of research and development give it an advantage over potential competitors.

        A number of larger companies currently market a broad range of contrast agents. One U.S. pharmaceutical company has recently gained FDA approval to market an ultrasound contrast agent and other companies are known to be developing similar products. One of these companies is believed to have a product in Phase III clinical trials, another has reported that it has completed a Phase II clinical trial, and a third is believed to be in Phase II clinical trials.

     Product Liability Claims and Uninsured Risks

        The sale or use of the Company's present products and any other products or processes that may be developed or sold by the Company may expose the Company to potential liability from claims by end users of such products or by manufacturers or others selling such products, either directly or as a component of other products. While the Company has product liability insurance, there can be no assurance that the Company will continue to maintain such insurance or that it will provide adequate coverage. If the Company is held responsible for damages in a product liability suit, the Company's financial condition could be materially and adversely affected.

     Government Regulation

        The Company's products require governmental approval before production and marketing can commence. The regulatory approval process is administered by the FDA in the United States and by similar agencies in foreign countries. The process of obtaining regulatory clearances or approvals is costly and time consuming. The Company cannot predict how long the necessary clearances or approvals will take or whether it will be successful in obtaining them.

        Generally, all potential pharmaceutical products must successfully complete two major stages of development prior to receiving marketing approval by the governing regulatory agency. These are preclinical and clinical testing.

        In preclinical testing, potential compounds are tested both in vitro and in animals to gain safety information prior to administration in humans. Knowledge is obtained regarding the effects of the compound on bodily functions as well as its absorption, distribution, metabolism and elimination.

        In clinical testing, a three-phase progression of studies includes:

 PHASE                DESCRIPTION                                PURPOSE
- -------  --------------------------------------  ----------------------------------------

I        The first trials of a new drug in       To gain preliminary human
         humans; the drug is given for a short   pharmacology and safety information
         period to a small number of healthy     concerning the drug
         volunteers or patients suffering from
         the disease for which the drug is
         intended

II       Pilot studies on a small number of      To determine if the drug has the
         patients in the population for which    intended effect and to approximate the
         the drug is intended                    therapeutic range

III      Expanded trials in the target patient   Pivotal studies to determine the
         population                              optimal dosages, and
                                                 efficacy of the drug


        Following completion of these studies, a new drug application must be submitted to and approved by the FDA in order to market the product in the United States. Similar applications are required in foreign countries. There can be no assurance that, upon completion of the foregoing trials, the results will be considered adequate for government approval. If and when approval is obtained to market a product, the FDA's (or applicable foreign agency's) regulations will govern manufacturing and marketing activities.

        The FDA has established a designation to speed the availability of new therapies for life-threatening or severely debilitating diseases. This designation, defined in Subpart E of the FDA's investigational new drug regulations, may expedite clinical evaluation and regulatory review of some new drugs, such as LiquiVent, which has been so designated.

        Perflubron is an eight-carbon halogenated fluorocarbon liquid. Certain halogenated fluorocarbons (primarily the gaseous chlorofluorocarbons) have been implicated in stratospheric ozone depletion. The FDA issued a Finding of No Significant Impact under the National Environmental Protection Act in connection with the approval for marketing Imagent GI, a perflubron-based drug; however, perflubron remains subject to regulation by governmental agencies.

        In addition to FDA regulation, the Company is subject to regulation by various governmental agencies including, without limitation, the Drug Enforcement Administration, the United States Department of Agriculture, the Environmental Protection Agency, the Occupational Safety and Health Administration, and the California State Department of Health Services, Food and Drug Branch. Such regulation, by governmental authorities in the United States and other countries, may impede or limit the Company's ability to develop and market its products.

     Legal Proceedings

        The Company and certain of its officers and directors are named as defendants in a lawsuit filed by certain stockholders in September 1992. The Company believes it has meritorious defenses and intends to defend vigorously against the claims brought by the stockholders in the action. The Company believes the eventual outcome of the litigation will not have a material adverse effect on the Company's financial condition.

                                   MANAGEMENT

     Executive Officers and Directors

        The executive officers and directors of the Company are as follows:

                            Name  Age                  Position
- --------------------------------  ---  -----------------------------------------

Duane J. Roth                      45  President, Chief Executive Officer,
                                       Chief Operating Officer, Director
Harold W. DeLong                   46  Executive Vice President - Business
                                       Development and Marketing
Theodore D. Roth                   43  Executive Vice President, Chief
                                       Financial Officer, Secretary
B. Jack DeFranco                   49  Vice President - Marketing
N. Simon Faithfull, M.D., Ph.D.    54  Vice President - Medical Research
Henry A. Graham, Ph.D.             51  Vice President - Technology Development
Ronald M. Hopkins, Ph.D.           53  Vice President - Research and Development
Gordon L. Schooley, Ph.D.          48  Vice-President - Clinical Research and
                                       Regulatory Affairs
Elias Lazarides, Ph.D.             44  President and Chief Operating Officer of
                                       Astral
Carroll O. Johnson                 61  Director
Stephen M. McGrath                 58  Director
Donald E. O'Neill                  68  Director
Helen M. Ranney, M.D.              74  Director
Jean G. Riess, Ph.D.               57  Director
Thomas F. Zuck, M.D.               60  Director

          DUANE J. ROTH. Mr. Roth has been President and Chief Executive Officer since 1985 and Chairman since October 1989. Prior to joining Alliance, Mr. Roth served as President of Analytab Products, Inc., an American Home Products company involved in manufacturing and marketing medical diagnostics, pharmaceuticals and devices. For the previous ten years, he was employed in various sales, marketing and general management capacities by Ortho Diagnostic Systems, Inc., a Johnson & Johnson company, which is a manufacturer of diagnostic and pharmaceutical products. Mr. Roth's brother, Theodore D. Roth, is an Executive Vice President of the Company.

          HAROLD W. DELONG. Mr. DeLong has been Executive Vice President-Business Development and Marketing for the Company since February 1989. Mr. DeLong has been employed for the past 21 years in the medical diagnostics and pharmaceutical industry in various sales, marketing and management positions. From 1985 to 1988, Mr. DeLong was Vice\

     President, Sales and Marketing for Murex Corporation, a company participating in the infectious disease diagnostics market. From 1984 to 1985, he was Director, Sales and Marketing for the Immunocytometry Systems Division of Becton Dickinson. Between 1973 and 1984, Mr. DeLong was employed by Ortho Diagnostic Systems, Inc., where his last position was Director of the Hemostasis and Chemistry Products business units.

          THEODORE D. ROTH. Mr. Roth has been Executive Vice President and Chief Financial Officer of the Company since November 1987 and Secretary since 1990. For more than ten years prior to joining the Company, he was General Counsel of SAI Corporation, a company in the business of operating manufacturing concerns, and General Manager of Holland Industries, Inc., a manufacturing company. Mr. Roth received his J.D. from Washburn University and an LL.M. in Corporate and Commercial Law from the University of Missouri in Kansas City. He is the brother of Mr. Duane J. Roth, the Chairman of the Company.

          B. JACK DEFRANCO. Mr. DeFranco has been Vice President-Marketing for Alliance since January 1991. He has nearly 22 years experience in sales and marketing in the medical products industry. He was President of Orthoconcept Inc., a private firm marketing orthopedic and urological devices from 1986 through 1990. Prior to 1986, he was Director of Marketing and New Business Development for Smith and Nephew Inc., which markets orthopedic and general wound-care products and he served in various sales and marketing positions with Ortho Diagnostic Systems, Inc. Mr. DeFranco received an M.B.A. from Fairleigh Dickinson University.

          N. SIMON FAITHFULL, M.D., PH.D. Dr. Faithfull has been Vice President-Medical Research for the Company since September 1990. Dr. Faithfull joined Alliance after serving as Director of Medical Research for Delta Biotechnology Ltd. from 1989 to 1990. From 1986 to 1989, he was Senior Lecturer in Anesthesia at the University of Manchester (UK), and held various academic appointments and clinical anesthesia positions at Erasmus University (Netherlands), Tulane University and the University of Alabama (Birmingham) for more than 15 years prior to 1986. He has served as Secretary of the International Society on Oxygen Transport to Tissue. He received his Ph.D. from Erasmus University, Rotterdam and his M.D. from London University.

          HENRY A. GRAHAM, PH.D. Dr. Graham has been Vice President-Technology Development since January 1990. In his 22 years in industrial research, he has directed groups involved in the development of biological and immunodiagnostic products. Prior to joining Alliance, he worked for Johnson & Johnson for 17 years on a broad range of projects including injectable human biologicals, immunohematology reagents, immunoassay reagents and instrument systems. Dr. Graham was Director of Product Development for at least five years prior to 1990. Much of his work has been on the development of methods to assure the safety of blood products by the detection of blood-transmitted diseases and the assurance of compatibility. During his tenure at Johnson & Johnson, he was the recipient of several awards, including the Corporate Medal for Outstanding Research. Dr. Graham received a Ph.D. in immunology from Rutgers University.

          RONALD M. HOPKINS, PH.D. Dr. Hopkins has been Vice President-Research and Development since May 1990. Prior to joining Alliance, Dr. Hopkins spent almost 20 years with Mallinckrodt Medical, Inc., a subsidiary of Imcera Group, Inc. His responsibilities at Mallinckrodt primarily involved identification and development of various diagnostic x-ray, magnetic resonance, ultrasound and radiopharmaceutical imaging agents as well as angiographic catheters. In addition to product development, Dr. Hopkins has extensive experience in cardiovascular pharmacology and toxicology research, as well as sterile pharmaceutical formulation and production. Dr. Hopkins received a Ph.D. in pharmacology from the University of Maryland.

          GORDON L. SCHOOLEY, PH.D. Dr. Schooley has been Vice President-Clinical Research and Regulatory Affairs since January 1989. From 1987 through 1988, Dr. Schooley was a senior manager at Newport Pharmaceuticals where he had worldwide responsibility for regulatory affairs and clinical research services. From 1979 to 1987, Dr. Schooley was a research director with Allergan Pharmaceuticals, a subsidiary of SmithKline Beckman. Dr. Schooley received his M.S. from Brigham Young University and a Ph.D. from the University of Michigan.

          ELIAS LAZARIDES, PH.D. President & COO, Astral, Inc. Dr. Lazarides joined Astral in November 1994. Prior to joining Astral, Dr. Lazarides was Executive Director of Pharmacology at Merck Research Laboratories, where he managed a very broad range of drug discovery programs in cardiovascular and ocular pharmacology. Dr. Lazarides joined the Division of Biology at the California Institute of Technology in 1977, where he was promoted to Professor in 1985. He has been the recipient of numerous awards and academic honors, including an NIH Career Development Award, a Camille and Henry Dreyfus Foundation Teacher-Scholar Award, the Achievement Award of the Tokyo Society of Medical Sciences. Dr. Lazarides received his B.S. from Wesleyan University in Connecticut and a Ph.D. from Harvard University.

          CARROLL O. JOHNSON. Mr. Johnson has served as a director of the Company since 1989. He has been President of Research Management, Inc. ("RMI") since 1985, an independent contract research organization which provides services to the pharmaceutical industry in the implementation of clinical trials. Previously, he served for 25 years in various research, sales and marketing positions with several pharmaceutical companies, including Pharmacia Laboratories, Inc., where he created a national sales force which introduced three major products.

          STEPHEN M. MCGRATH. Mr. McGrath has served as a director of the Company since 1989. He is an Executive Vice President of Oppenheimer & Co., Inc. ("Oppenheimer") and serves as the Director of its Corporate Finance Department. Prior to his employment by Oppenheimer in 1983, he was with Warner-Lambert Company for eleven years and was responsible for the development and implementation of a strategic restructuring program that substantially altered the nature of such company. Before joining Warner-Lambert Company, Mr. McGrath was Controller and Assistant Treasurer of Sterling Drug, Inc. and a certified public accountant for Price Waterhouse & Co.

          DONALD E. O'NEILL. Mr. O'Neill has served as a director of the Company since 1991. He retired from Warner-Lambert Company in 1991 after 20 years of service. During his tenure, he held various managerial positions, including President of the Parke-Davis Group, President of the Health Technologies Group and President - International Operations. At the time of his retirement from Warner-Lambert Company, he held the offices of Executive Vice President of the corporation and President and Chairman of its International Operations. He is a director of New Jersey Resources Corporation, Targeted Genetics Corp., Scios-Nova, Inc., MDL Information Systems, Inc., and Immunogen, Inc.

          HELEN M. RANNEY, M.D. Dr. Ranney has served as a director of the Company since 1991. She is Professor Emerita, Department of Medicine, University of California at San Diego, having served as Chairman of the Department from 1973 through 1986. From 1986 through 1991, she was Distinguished Physician of the U.S. Department of Veterans Affairs. She formerly was Professor of Medicine at Albert Einstein College of Medicine (New York) and at the State University of New York, Buffalo. Dr. Ranney is a member of many professional societies, including the National Academy of Sciences, the Institute of Medicine, the Association of American Physicians (past President) and the American Society of Hematology (past President). She has more than 150 publications, primarily relating to blood and blood disorders. Dr. Ranney served on the Board of Directors of Squibb Corp. prior to its merger with Bristol-Myers. She received her M.D. from the College of Physicians and Surgeons, Columbia University.

          JEAN G. RIESS, PH.D. Professor Riess has served as a director of the Company since 1989. He has been the Director of Laboratorie de Chimie Moleculaire at the University of Nice for over 20 years. He has been an active researcher since receiving a Ph.D. from the University of Strasbourg, with numerous patents and over 300 publications. For the past 15 years Dr. Riess has focused on chemistry related to perfluorochemical emulsions for medical application. In this field, his research group has been active in synthesis of tailored perfluorochemicals, in emulsion technology, in synthesis of fluorinated surfactants and in the physical chemistry of emulsion stabilization. Dr. Riess is responsible for the Corporation's research efforts at its affiliated company, Applications et Transferts de Technologies Avancees in Nice, France.

          THOMAS F. ZUCK, M.D. Dr. Zuck has served as a director of the Company since 1990. He is Professor of Transfusion Medicine and Director of Hoxworth Blood Center at the University of Cincinnati Medical Center. He is currently President of the Council of Community Blood Centers. Dr. Zuck was formerly director of the Division of Blood and Blood Products at the Office of Biologics Research & Review within the FDA. He has served in numerous scientific professional societies, including as President of the American Association of Blood Banks, was Editor-in-Chief of the journal Transfusion and has more than 60 publications to his credit. Dr. Zuck is a retired U.S. Army Colonel, where he was a Commander of the Letterman Army Institute of Research and, for many years, involved with the Army's blood substitute development program. Dr. Zuck received his LL.B. from Yale Law School and his M.D. from Hahnemann Medical College.

                              PLAN OF DISTRIBUTION

          The Common Stock is being offered for sale by the Company on a best efforts, all or none, basis principally to selected institutional investors in the U.S. Offering and in the International Offering (collectively, the "Offerings"). Oppenheimer & Co., Inc. and Cowen & Company (the "U.S. Placement Agents") have been retained pursuant to a placement agency agreement (the "U.S. Placement Agency Agreement") to act as the exclusive agents for the Company in connection with the U.S. Offering.

          The Company has also entered into a placement agency agreement (the "International Placement Agency Agreement") with Oppenheimer & Co., Inc., Cowen & Company and ABB Aros Fondkommission AB (the "International Placement Agents"; and together with the U.S. Placement Agents, the "Placement Agents") pursuant to which the International Placement Agents shall act as the exclusive agents for the Company in connection with the International Offering to persons other than U.S. persons. As used herein, the term "U.S. person" means: (i) any natural person resident in the United States or any corporation organized or incorporated under the laws of the United States (other than a branch or agency thereof located outside the United States), (ii) any branch or agency located in the United States of a corporation incorporated or partnership organized under the laws of any jurisdiction other than the United States, (iii) any account managed or held on a non-discretionary basis for any person, corporation or partnership referred to in clause (i) or (ii), and (iv) any account (including any estate or trust) managed or held on a discretionary basis by a person, corporation or partnership referred to in clause (i) or (ii). The term "United States" means the United States of America, its territories and its possessions, any state of the United States and the District of Columbia.

          The Company has agreed to pay to the Placement Agents a fee equal to 6% of the proceeds of the Offerings and to reimburse them in the aggregate for expenses incurred by them in connection with such Offerings, in an amount up to $150,000 in the aggregate.

          The closing of the Offerings is conditioned upon the sale of all of the 2,500,000 shares offered hereby and shall occur simultaneously.

          None of the Placement Agents nor the International Placement Agents are obligated or intend to themselves take (or purchase) any of the Common Stock. It is anticipated that the Placement Agents will obtain indications of interest from potential investors for the amount of the Offerings and that effectiveness of the Registration Statement will not be requested and no investor funds will be accepted until indications of interest have been received by the U.S. Placement Agents and/or the International Placement Agents for the full amount of the Offerings. Confirmations and definitive prospectuses (or definitive offering materials in the case of non-U.S. investors) will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for five business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. Prior to the closing date, all U.S. investor funds will promptly be placed in escrow with Citibank, N.A., as escrow agent (the "U.S. Escrow Agent"), in an escrow account established for the benefit of U.S. investors. The U.S. Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Exchange Act. All non-U.S. investor funds will be placed in escrow with Citibank, N.A. in London, England, as escrow agent (the "International Escrow Agent"; and together with the U.S. Escrow Agent, the "Escrow Agents") in an escrow account established for the benefit of non-U.S. investors. Prior to the closing date, the Escrow Agents will advise the Company that payment for the purchase of the Common Stock has been affirmed by investors and that investors have deposited the requisite funds in the respective escrow accounts at the Escrow Agents. Upon receipt of such notice, the Company will deposit with each Escrow Agent the Common Stock to be credited to the respective accounts of investors within and without the United States, as appropriate. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of each Escrow Agent, as appropriate, on the scheduled closing date. Neither the U.S. Offering nor the International Offering will continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the Offerings, all funds deposited in the escrow accounts will promptly be returned.

          The Placement Agents have entered into an Agreement Among Agents pursuant to which each International Placement Agent has agreed that it is not arranging for the sale of the Common Stock to any U.S. person in the International Offering.

          The Company has agreed to indemnify the U.S. Placement Agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Placement Agents may be required to make in respect thereof. The Company has agreed to indemnify the International Placement Agents against certain liabilities in connection with the International Offering, or to contribute to payments that the International Placement Agents may be required to make in respect thereof.

          Certain officers and directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for, or any rights to purchase or acquire, Common Stock for a period of ninety (90) days after the date of this Prospectus, without the prior written consent of the U.S. Placement Agents.

                                 LEGAL MATTERS

          The legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan. Certain legal matters will be passed on for the U.S. Placement Agents by Morgan, Lewis & Bockius. The information under "Risk Factors" and "Business -- Patents" with respect to patents and patent laws has been reviewed by Knobbe, Martens, Olson & Bear.

                                    EXPERTS

          The consolidated financial statements of Alliance Pharmaceutical Corp. at June 30, 1994, and for the year then ended, appearing and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of Alliance Pharmaceutical Corp. at June 30, 1993 and for each of the two years in the period then ended, appearing and incorporated by reference in this Prospectus and Registration Statement from the Company's Annual Report on Form 10-K for the year ended June 30, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also included and incorporated herein by reference. Such financial statements have been so included and incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                         Page
                                                                         ----
Report of Ernst & Young LLP, Independent Auditors                         F-2

Report of Deloitte & Touche LLP, Independent Auditors                     F-3

Consolidated Balance Sheets at June 30, 1993 and 1994 and
  December 31, 1994 (unaudited)                                           F-4

Consolidated Statements of Operations for each of the three years in the period ended June 30, 1994 and for the six months ended
  December 31, 1993 (unaudited) and 1994 (unaudited)                      F-5

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended June 30, 1994 and the six
  months ended December 31, 1994 (unaudited)                              F-6

Consolidated Statements of Cash Flows for each of the three years in the period ended June 30, 1994 and the six months ended
  December 31, 1993 (unaudited) and 1994 (unaudited)                      F-7

Notes to Consolidated Financial Statements                                F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Alliance Pharmaceutical Corp.

We have audited the accompanying consolidated balance sheet of Alliance Pharmaceutical Corp. and subsidiaries as of June 30, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Alliance Pharmaceutical Corp. and subsidiaries for the years ended June 30, 1993 and 1992, were audited by other auditors whose report, dated July 27, 1993, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1994 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliance Pharmaceutical Corp. and subsidiaries at June 30, 1994, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                  Ernst & Young LLP
San Diego, California
August 16, 1994

Independent Auditors' Report
- ----------------------------


The Board of Directors of
Alliance Pharmaceutical Corp.:

We have audited the accompanying consolidated balance sheet of Alliance Pharmaceutical Corp. and Subsidiaries (the "Company") as of June 30, 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1993, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1993 in conformity with generally accepted accounting principles.


Deloitte & Touch LLP

New York, New York
July 27, 1993

                ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                ----------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------

                                                                           June 30,
                                                               -------------------------------      December 31,
                                                        Notes       1993              1994              1994
                                                        -----  -------------     -------------     -------------
                                                                                                   (Unaudited)
Assets
- ------
Current assets:
  Cash and cash equivalents                                    $   5,316,000     $   1,902,000     $   5,946,000
  Short-term investments (cost of $14,854,000
   at December 31, 1994)                                  2       34,226,000        19,154,000        14,154,000
  Research revenue receivable                             8          501,000                --         3,100,000
  Inventories and other current assets                    3        2,648,000         1,349,000         1,408,000
                                                               -------------     -------------     -------------
      Total current assets                                        42,691,000        22,405,000        24,608,000

Property, plant and equipment-net                         3        9,620,000        10,165,000         9,861,000
Purchased technology-net                                  1       18,194,000        17,033,000        16,452,000
Other assets-net                                          3        2,032,000         3,529,000         1,943,000
                                                               -------------     -------------     -------------
                                                               $  72,537,000     $  53,132,000     $  52,864,000
                                                               =============     =============     =============

Liabilities and Stockholders' Equity
- ------------------------------------
Current liabilities:
  Accounts payable                                             $   1,664,000     $   1,074,000     $   1,692,000
  Accrued expenses                                                 1,079,000         1,885,000         2,039,000
  Current portion of long-term debt                                  203,000                --                --
                                                               -------------     -------------     -------------
      Total current liabilities                                    2,946,000         2,959,000         3,731,000

Other                                                     7          447,000           348,000           518,000

Stockholders' Equity:                                    4,5,8
  Preferred stock-$.01 par value; authorized 5,000,000
    shares, 1,500,000 issued and outstanding at
    December 31, 1994                                                     --                 --           15,000
  Common stock-$.01 par value; 30,000,000 shares
    authorized at June 30, 1993 and 1994 and 50,000,000
    shares authorized at December 31, 1994;
    19,000,120 shares, 21,372,054 shares and
    21,407,787 shares issued and outstanding at
    June 30, 1993 and 1994 and December 31, 1994,
    respectively                                                     190,000           214,000           214,000
  Additional paid-in capital                                     190,671,000       208,954,000       222,878,000
  Capital arising from acquisition of subsidiary                     800,000                --                --
  Deferred compensation                                             (120,000)               --                --
  Accumulated deficit                                           (122,397,000)     (159,343,000)     (174,492,000)
                                                               -------------     -------------     -------------
      Total stockholders' equity                                  69,144,000        49,825,000        48,615,000
                                                               -------------     -------------     -------------
                                                               $  72,537,000     $  53,132,000     $  52,864,000
                                                               =============     =============     =============

                See Notes to Consolidated Financial Statements.

                ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                ----------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
- --------------------------------------------------------------------------------

                                                                                                   Six months ended
                                                       Years ended June 30,                           December 31,
                                           ---------------------------------------------     -----------------------------
                                 Notes         1992           1993              1994            1993              1994
                               --------    -----------     -----------       -----------     -----------       -----------
                                                                                                     (Unaudited)
Revenues:
  Product revenue - net                    $      9,000    $     50,000     $    246,000     $    150,000     $    109,000
  License and research revenue    5,8         1,796,000       2,320,000          163,000          102,000        7,100,000
                                           ------------    ------------     ------------     ------------     ------------
                                              1,805,000       2,370,000          409,000          252,000        7,209,000
Operating expenses:
  Research and development                   20,922,000      24,767,000       31,605,000       15,555,000       18,981,000
  General and administrative                  5,187,000       6,405,000        7,312,000        3,385,000        3,952,000
                                           ------------    ------------     ------------     ------------     ------------
                                             26,109,000      31,172,000       38,917,000       18,940,000       22,933,000
                                           ------------    ------------     ------------     ------------     ------------
Loss from operations                        (24,304,000)    (28,802,000)     (38,508,000)     (18,688,000)     (15,724,000)

Other income - net                            2,538,000       2,422,000        1,562,000          951,000          575,000
                                           ------------    ------------     ------------     ------------     ------------
Net loss                                   $(21,766,000)   $(26,380,000)    $(36,946,000)    $(17,737,000)    $(15,149,000)
Dividends on preferred stock                       --              --               --               --           (219,000)
                                           ------------    ------------     ------------     ------------     ------------
Net loss applicable to
  common shares                            $(21,766,000)   $(26,380,000)    $(36,946,000)    $(17,737,000)    $(15,368,000)
                                           ============    ============     ============     ============     ============
Net loss per share                         $      (1.25)   $      (1.39)    $      (1.83)    $      (0.93)    $      (0.72)
                                           ============    ============     ============     ============     ============
Weighted average number
  of shares outstanding                      17,344,000      18,946,000       20,226,000       19,109,000       21,385,000
                                           ============    ============     ============     ============     ============

                See Notes to Consolidated Financial Statements.

                ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                ----------------------------------------------
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

          For the Three Years in the Period Ended June 30, 1994 and
              the Six Months Ended December 31, 1994 (Unaudited)
- --------------------------------------------------------------------------------

                                                                                            Capital
                                                                            Additional    arising from
                                     Common stock       Preferred stock       paid-in    acquisition of   Accumulated     Deferred
                                 Shares       Amount     Shares   Amount      capital      subsidiary       deficit     compensation
                                ----------------------------------------------------------------------------------------------------
 Balances at June 30, 1991      14,512,000   $145,000         --  $    --  $108,847,000    $            $ (74,251,000)   $(886,000)
   Sale of common stock -
     public offering             3,151,000     32,000                        66,946,000
   Exercise of stock options
     and warrants                  608,000      6,000                         4,990,000
   Acquisition of
     BioPulmonics, Inc.             13,000                                      316,000     1,544,000
   Issuance of common stock
     in connection with
     subordinated debentures       533,000      5,000                         7,736,000
   Issuance of stock options
     below fair market value                                                    450,000                                   (225,000)
   Amortization of deferred
     compensation                                                                                                          664,000
   Net loss                                                                                               (21,766,000)
                                ----------   --------  ---------  -------  ------------    ----------   -------------    ---------
 Balances at June 30, 1992      18,817,000    188,000         --       --   189,285,000     1,544,000     (96,017,000)    (447,000)
   Exercise of stock options
     and warrants                  109,000      1,000                           449,000
   Installment payment
     related to acquisition
     of BioPulmonics, Inc.          69,000      1,000                           876,000      (744,000)
   Issuance of stock in
     satisfaction of
     employer matching
     contribution to 401(k)
     savings plan                    5,000                                       61,000
   Amortization of deferred
     compensation                                                                                                          327,000
   Net loss                                                                                               (26,380,000)
                                ----------   --------  ---------  -------  ------------    ----------   -------------    ---------
 Balances at June 30, 1993      19,000,000    190,000         --       --   190,671,000       800,000    (122,397,000)    (120,000)
   Sale of common stock -
     private placement           2,180,000     22,000                        15,228,000
   Exercise of stock options
     and warrants                   75,000      1,000                           199,000
   Installment payment
     related to acquisition
     of BioPulmonics, Inc.         105,000      1,000                           921,000      (800,000)
   Issuance of warrants in
     connection with
     acquisition of product
     rights                                                                   1,840,000
   Issuance of stock in
     satisfaction of employer
     matching contribution
     to 401(k) savings plan         12,000                                       95,000
   Amortization of deferred
     compensation                                                                                                          120,000
   Net loss                                                                                               (36,946,000)
                                ----------   --------  ---------  -------  ------------    ----------   -------------    ---------
 Balances at June 30, 1994      21,372,000    214,000         --       --   208,954,000            --    (159,343,000)          --
  Exercise of stock options
    and warrants                    36,000                                      225,000
  Issuance of preferred stock                          1,500,000   15,000    14,618,000
  Cumulative effect of change
    in accounting for
    investments in available-
    for-sale securities                                                        (127,000)
  Change in unrealized gains
    and losses on available-
    for-sale securities                                                        (573,000)
  Net loss                                                                                                (15,149,000)
  Dividends on preferred stock                                                 (219,000)
                                ----------   --------  ---------  -------  ------------    ----------   -------------    ---------
 Balances at December 31, 1994  21,408,000   $214,000  1,500,000  $15,000  $222,878,000    $       --   $(174,492,000)   $      --
                                ==========   ========  =========  =======  ============    ==========   =============    =========

See Notes to Consolidated Financial Statements.

                ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                           Six months ended
                                                                   Years ended June 30,                       December 31,
                                                       --------------------------------------------   ---------------------------
                                                           1992            1993            1994           1993           1994
                                                       ------------   -------------   -------------   ------------   ------------
Operating activities:
  Net loss                                             $(21,766,000)  $(26,380,000)   $(36,946,000)   $(17,737,000)  $(15,149,000)
                                                       ------------   -------------   -------------   ------------   ------------
  Adjustments to reconcile net loss to net cash
   used in operations:
    Depreciation and amortization                         2,123,000      2,633,000       3,073,000       1,562,000      1,458,000
    Non-cash compensation - net                             889,000        388,000         215,000
    Acquired research and development                     1,744,000                                                     1,686,000
    Changes in assets and liabilities:
     Inventories and other                               (1,259,000)    (1,628,000)      1,331,000                     (3,100,000)
     Accounts payable and accrued expenses
      and other                                             195,000        330,000         285,000       2,917,000        441,000
                                                       ------------   ------------    ------------    ------------   ------------
    Net adjustments                                       3,692,000      1,723,000       4,904,000       4,479,000        485,000
                                                       ------------   ------------    ------------    ------------   ------------
Net cash used in operating activities                   (18,074,000)   (24,657,000)    (32,042,000)    (13,258,000)   (14,664,000)
                                                       ------------   ------------    ------------    ------------   ------------
Financing Activities:
 Payments of long-term debt                                (339,000)      (149,000)         (3,000)
 Issuance of common stock, warrants and
  convertible notes                                      71,974,000        450,000      15,450,000      13,029,000     14,859,000
 Restricted cash                                           (323,000)        17,000
                                                       ------------   ------------    ------------    ------------   ------------
Net cash provided by financing activities                71,312,000        318,000      15,447,000      13,029,000     14,859,000
                                                       ------------   ------------    ------------    ------------   ------------
Investing activities:
 Short-term investments                                 (41,888,000)    16,727,000      15,072,000      15,282,000      4,300,000
 Property, plant and equipment                           (3,630,000)    (2,539,000)     (1,891,000)       (816,000)      (451,000)
                                                       ------------   ------------    ------------    ------------   ------------
Net cash provided by (used in) investing
 activities                                             (45,518,000)    14,188,000      13,181,000      14,466,000      3,849,000
                                                       ------------   ------------    ------------    ------------   ------------
Increase (decrease) in cash and cash
 equivalents                                              7,720,000    (10,151,000)     (3,414,000)     14,237,000      4,044,000
Cash and cash equivalents at beginning
 of period                                                7,747,000     15,467,000       5,316,000       5,316,000      1,902,000
                                                       ------------   ------------    ------------    ------------   ------------
Cash and cash equivalents at end of period             $ 15,467,000   $  5,316,000    $  1,902,000    $ 19,533,000   $  5,946,000
                                                       ============   ============    ============    ============   ============
Supplemental disclosure of cash flow
 information:
  Interest paid                                        $    343,000   $     13,000    $          -    $          -   $          -
                                                       ============   ============    ============    ============   ============
Supplemental disclosure of non-cash investing
 and financing activities:
  Preferred stock dividend                                                                                           $    219,000
  Common stock issued for BioPulmonics, Inc.
   installment payment                                                $    877,000    $    922,000
  Issuance of warrants in connection with
   acquisition of product rights                                                      $  1,840,000
  Conversion of subordinated notes to equity,
   net                                                 $  7,741,000
  Net assets of BioPulmonics, Inc. acquired            $    311,000
  BioPulmonics, Inc. liabilities satisfied
   with common stock                                   $    216,000
  Deferred compensation resulting from stock
   options granted                                     $    225,000

                See Notes to Consolidated Financial Statements.

ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
- ----------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Information subsequent to June 30, 1994, except for Note 8, is unaudited.)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
- ------------

      Alliance Pharmaceutical Corp. ("Alliance") and its subsidiaries (collectively, the "Company") are engaged in the development, manufacturing, and early-stage marketing of medical and pharmaceutical products.

Principles of Consolidation
- ---------------------------

      The consolidated financial statements include the accounts of Alliance and its wholly owned subsidiaries, BioPulmonics, Inc. ("BioPulmonics") and Rosanin Corporation, and its majority-owned subsidiaries, Astral, Inc. (formerly known as Advax Pharmaceutical, Inc.) and Applications et Transferts de Technologies Avancees. All significant intercompany accounts and transactions have been eliminated. Certain amounts in 1992 and 1993 have been reclassified to conform to the 1994 presentation.

Cash, Cash Equivalents, and Short-Term Investments
- --------------------------------------------------

      Cash and cash equivalents consist of cash and highly liquid investments, primarily U.S. government securities and corporate obligations, with original maturities of less than 90 days when purchased. Short-term investments are carried at amortized cost which approximates market.

Accounting For Investments In Debt and Equity Securities
- --------------------------------------------------------

      In July 1994, the Company adopted Statement of Financial Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's management has classified its investment securities as available-for-sale and records holding gains or losses as a separate component of stockholders' equity. The cumulative effect of the change resulted in an adjustment to stockholders' equity of $127,000 at July 1, 1994.

Concentration of Credit Risk
- ----------------------------

      Cash, cash equivalents, and short-term investments are financial instruments which potentially subject the Company to concentration of credit risk. The Company invests its excess cash primarily in U.S. government securities and marketable debt securities of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any material losses in its investments.

Property, Plant, Equipment, and Other Assets
- --------------------------------------------

      Buildings, furniture, and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of 4 to 25 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Patent, product, and technology rights are amortized using the straight-line method over 5 to 15 years.

Purchased Technology
- --------------------

      The purchased technology was acquired by virtue of the merger of Fluoromed Pharmaceutical, Inc. into a subsidiary of the Company in fiscal 1989. The technology acquired is the Company's core perfluorochemical ("PFC") technology and was valued based on an analysis of the present value of future earnings anticipated from this technology at that time. The Company identified alternative future uses for the PFC technology, including the Oxygent (temporary blood substitute) and LiquiVent (intrapulmonary oxygen carrier) products.

      The PFC technology is the basis for the Company's main drug development programs and is being amortized over a 20 year life. Amortization of purchased technology is included in research and development expense. Accumulated amortization was $5,032,000, $6,193,000 and $6,774,000 at June 30, 1993 and 1994
and December 31, 1994, respectively.

      The carrying value of purchased technology is reviewed periodically based on the projected cash flows to be received from license fees, milestone payments, royalties and other product revenues. If such cash flows are less than the carrying value of the purchased technology, the difference will be charged to expense.

Research and Development Expenses
- ---------------------------------
      Research and development expenditures are charged to expense as incurred.

Income Taxes
- ------------

      The Company adopted Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes ("Statement 109"), as of July 1, 1993. Statement 109 is an asset and liability approach that requires the recognition of deferred assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Prior years' financial statements have not been restated and the adoption of Statement 109 had no impact on the results of operations for the year ended June 30, 1994.

Net Loss Per Share
- ------------------

     Net loss per share is based on the weighted average number of shares outstanding during the respective years and does not include common stock equivalents since their effect on the net loss per share would be anti-dilutive.

Interim Financial Information
- -----------------------------

     The financial statements for the six months ended December 31, 1993 and 1994 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at those dates and the operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year.

2.  INVESTMENTS

     Short-term investments are recorded at estimated fair market value at December 31, 1994, and consist primarily of treasury securities, and corporate obligations with maturities of more than three months. The Company has classified all of its investments as available-for-sale securities. The following table summarizes available-for-sale securities at December 31, 1994:

                                            Available-for-Sale Securities
                                     -------------------------------------------
                                                      Gross
                                                    Unrealized    Estimated Fair
                                         Cost         Losses           Value
                                     -----------    ----------    --------------
U.S. Government Securities           $ 6,215,000    $535,000      $ 5,680,000
Corporate Obligations                  8,639,000     165,000        8,474,000
Cash and Cash Equivalents              5,946,000                    5,946,000
                                     -----------    --------      -----------
                                     $20,800,000    $700,000      $20,100,000
                                     ===========    ========      ===========

     The gross realized losses on sales of available-for-sale securities totaled $80,000 for the six months ended December 31, 1994. There were no gross realized gains.

     The amortized cost and estimated fair value of debt and marketable securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuants of the securities may have the right to prepay obligations without prepayment penalties.

                                                                    Estimated
                                                      Cost         Fair Value
                                                  -----------     -----------
Due in one year or less                           $10,314,000     $10,314,000
Due after one year through three years              4,995,000       4,740,000
Due after three years                               5,491,000       5,046,000
                                                  -----------     -----------
                                                  $20,800,000     $20,100,000
                                                  ===========     ===========

3.  FINANCIAL STATEMENT DETAILS

Property, Plant, and Equipment - Net
- ------------------------------------

      Property, plant, and equipment consist of the following:

                                          June 30,           December 31,
                                    1993          1994           1994
                                -----------   ------------   ------------
Land                            $   225,000    $   225,000    $   225,000
Buildings                           300,000        300,000        300,000
Building improvements             1,344,000      1,561,000      1,571,000
Furniture, fixtures, and
 equipment                        7,866,000      9,467,000      9,895,000
Leasehold improvements            3,293,000      3,356,000      3,369,000
                                -----------    -----------    -----------
                                 13,028,000     14,909,000     15,360,000
Less accumulated depreciation
 and amortization                (3,408,000)    (4,744,000)    (5,499,000)
                                -----------    -----------    -----------
                                $ 9,620,000    $10,165,000    $ 9,861,000
                                ===========    ===========    ===========

Inventories and Other Current Assets
- ------------------------------------

      Inventories and other current assets consist of the following:



                                           June 30,           December 31,
                                      1993         1994           1994
                                  -----------  -----------    ------------
Inventories                       $ 1,828,000  $   384,000    $   217,000
Loan receivable                       135,000      197,000        757,000
Interest receivable                   433,000      362,000        226,000
Deferred financing costs                           126,000
Other                                 252,000      280,000        208,000
                                  -----------  -----------   ------------
                                  $ 2,648,000  $ 1,349,000    $ 1,408,000
                                  ===========  ===========   ============

     In fiscal 1995, the Company discontinued the promotion of Imagent(R) GI. Accordingly, the Company established a reserve as of June 30, 1994 to reduce its inventories of perflubron to the estimated net realizable value from sales of Imagent GI.

Other Assets - Net
- ------------------

      Other assets consist of the following:

                                                                               June 30,               December 31,
                                                                        1993            1994             1994
                                                                     -----------     -----------      ------------
Product, technology, and patent rights (see Note 5)
  (net of accumulated amortization of $935,000, $1,387,000
  and $1,355,000 at June 30, 1993 and 1994, and December 31,
  1994, respectively)                                                $  895,000       $2,494,000        $  717,000
Other                                                                 1,137,000        1,035,000         1,226,000
                                                                     ----------       ----------        ----------
                                                                     $2,032,000       $3,529,000        $1,943,000
                                                                     ===========      ==========        ==========

4.  STOCKHOLDERS' EQUITY

Stock Option Plans
- ------------------

      The Company has an Incentive Stock Option Plan (the "1983 Plan") which provides for the granting of options to purchase up to an aggregate of 500,000 shares of the Company's common stock to employees of the Company. All such options have been granted. Options granted under the 1983 Plan generally vest in installments of 30 percent, 25 percent, 20 percent, 15 percent, and 10 percent of the number of shares initially subject to the options, commencing 12, 24, 36, 48, and 59 months, respectively, from the date of grant and are exercisable for a period of five years from the date of grant.

      The Company also has two Non-Qualified Stock Option Programs (the "1983 Program" and the "1991 Plan"). These programs provide for the granting of options to purchase shares of the Company's common stock (up to an aggregate of 2,500,000 shares and 1,000,000 shares for the 1983 Program and the 1991 Plan, respectively) to directors, officers, and other employees and consultants. The optionees, dates of grant, option price (which for the 1991 Plan cannot be less than 80 percent of the fair market value of the common stock on the date of grant), and terms of the options, which cannot exceed ten years for both the 1983 Program and 1991 Plan, are determined by the Board of Directors. In May 1994, the Board of Directors amended and restated the 1991 Plan, approved by the stockholders in November 1994, to, among other things, increase the number of shares available under the 1991 Plan by 1,000,000 shares and to allow the issuance of incentive stock options.

      The following table summarizes stock option activity through June 30, 1994:

                                                          Weighted
                                             Shares     Average Price
                                           ---------    -------------
Balance at June 30, 1991                   1,225,432
   Granted                                   511,000           $21.06
   Exercised                                (181,966)          $ 6.75
   Terminated/Expired                         (5,492)          $ 9.68
                                           ---------
Balance at June 30, 1992                   1,548,974
   Granted                                   408,210           $12.04
   Exercised                                (102,941)          $ 5.50
   Terminated/Expired                        (44,340)          $22.77
                                           ---------
Balance at June 30, 1993                   1,809,903
   Granted                                   564,550           $ 9.42
   Exercised                                 (74,666)          $ 2.81
   Terminated/Expired                        (51,215)          $11.57
                                           ---------
Balance at June 30, 1994                   2,248,572
                                           =========
Available for future grant under the
 1983 Program                                 16,985
                                           =========
Available for future grant under the
 1991 Plan, as amended and restated,
 and approved by the stockholders
 in November 1994                            963,600
                                           =========

      At June 30, 1994, 1,406,235 options were vested and exercisable.

      Certain of the options granted from July 1, 1990 through June 30, 1992 were granted with exercise prices below fair market value at the date of the grant. The Company has recorded such difference as deferred compensation, which was amortized as compensation expense ratably over the vesting period of each option.

Warrants
- --------

      In December 1993, the Company issued a warrant to purchase 500,000 shares of common stock through December 2000 at an exercise price of $12 per share (see
Note 5). At June 30, 1994, the Company had warrants outstanding to purchase 736,813 shares of common stock at prices ranging from $6.95 to $15.96 per share. The warrants expire on various dates from July 1994 through December 2000. The cash proceeds that would be received upon the exercise of all outstanding warrants at June 30, 1994 would be $8,290,000.

Acquisition of Biopulmonics, Inc.
- ---------------------------------

      In December 1991, the Company purchased all the outstanding stock of BioPulmonics in a transaction recorded using the purchase method of accounting. The total purchase price was $3,055,000, payable in four installments, of which at least 80 percent of the consideration was to be paid in the Company's common stock. Accordingly, the minimum amount of the aggregate purchase price to be financed through the Company's common stock was recorded as capital arising from the acquisition of a subsidiary and the remaining balance was recorded as debt.

      In December 1993, the Company made its third installment payment (of $1,000,000) to the former BioPulmonics' stockholders with substantially all of such payment made in the Company's common stock. The Company will pay BioPulmonics' stockholders additional consideration of $1,000,000 (at least 80% of which must be in common stock) in or before June 1995.

Should the Company elect not to continue development of the technology acquired from BioPulmonics, the Company may transfer all the outstanding capital stock of BioPulmonics back to the former BioPulmonics' stockholders in lieu of making the final payment.

5.  MARKETING AGREEMENT

      In May 1989, the Company entered into a marketing agreement with Boehringer Ingelheim International GmbH ("BII") (the "Marketing Agreement"), which provided BII with marketing and manufacturing rights to certain of the Company's products in all countries outside North America. In addition, the Company and BII shared in the funding of research, development, and the conduct of clinical trials of certain perfluorochemical products. The Company earned license and research revenues of $2,200,000 and $1,753,000 under the agreement during fiscal 1993 and 1992, respectively. In June 1993, the Company and BII modified the Marketing Agreement and BII discontinued its research funding, and, in January 1994, the Company regained all marketing and manufacturing rights previously granted to BII in exchange for a warrant to purchase 500,000 shares of the Company's common stock through December 2000 at $12 per share. The Company has the right to call the warrant if its stock price achieves certain levels. In conjunction with the acquisition of the marketing and manufacturing rights from BII, the Company has recorded product rights of $1,840,000 (the estimated fair value of the warrant). The cost of these rights was charged to expense in the first quarter of fiscal 1995, when the Company licensed these product rights to Ortho Biotech, Inc. (see Note 8).

6.  INCOME TAXES

      Significant components of the Company's deferred tax assets as of June 30, 1994 are shown below. A valuation allowance of $58,173,000, of which $16,160,000 is related to 1994, has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

Deferred tax assets:
  Net operating loss carryforwards           $ 48,686,000
  Research and development credits              6,236,000
  Capitalized research expense                  3,372,000
  Other - net                                    (121,000)
                                             ------------
  Total deferred tax assets                    58,173,000
  Valuation allowance for deferred tax
    assets                                    (58,173,000)
                                             ------------
  Net deferred tax assets                    $          0
                                             ============

      Approximately $1,698,000 of the valuation allowance for deferred tax assets relates to stock option deductions which, when recognized, will be allocated to contributed capital.

      At June 30, 1994, the Company had federal and various state net operating loss carryforwards of approximately $128,303,000 and $62,995,000, respectively. The difference between the federal and state tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The federal and various state tax loss carryforwards will begin expiring in fiscal 1998 and 1996, respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of $5,431,000 and $1,239,000, respectively, which will begin expiring in fiscal 1998 unless previously utilized.

      Federal and California tax laws limit the utilization of income tax net operating loss and credit carryforwards that arise prior to a change of control of the Company. However, the Company believes that such limitations will not have an impact on the utilization of the carryforwards.

7.  COMMITMENTS AND CONTINGENCIES

      The Company leases certain office and research facilities in San Diego and certain equipment under operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the lease terms based on changes in the Consumer Price Index. Rent expense is recognized on a straight-line basis over the term of the leases.

      Minimum annual commitments related to operating lease payments at June 30, 1994 are as follows:

Years ending June 30,
- ------------------------
         1995               $ 1,839,000
         1996                 1,837,000
         1997                 1,863,000
         1998                 1,908,000
         1999                 1,962,000
         Thereafter           2,471,000
                            -----------
         Total              $11,880,000
                            ===========

      Rent expense for fiscal 1992, 1993, and 1994 and the six months ended December 31, 1993 and 1994 was $1,168,000, $1,886,000, $2,286,000, $1,224,000
and $980,000, respectively.

      In order to obtain a commitment for a long-term supply of raw material for both clinical trials and anticipated future production requirements, the Company entered into an agreement with a vendor under which the Company is obligated to make payments to the vendor based, in part, upon the achievement of certain milestones. The minimum payments are anticipated to commence during 1995 and will continue for a 26-month period. The Company's total minimum future commitment is estimated not to exceed $3.5 million.

      During September 1992, the Company and certain of its officers and directors were named as defendants in several lawsuits filed by certain shareholders. The actions have been consolidated into one class action lawsuit. The complaint claims, among other things, that the defendants failed to disclose certain problems with two of the Company's products under development, which conduct is alleged to have falsely portrayed the Company's financial condition. The complaint seeks unspecified damages and fees. The Company believes it has meritorious defenses and intends to vigorously defend against the claims brought by the shareholders in the action. The Company believes the eventual outcome of the litigation will not have a material adverse effect on the Company's financial condition.

8.  SUBSEQUENT EVENT

      In August 1994, the Company executed a license agreement with Ortho Biotech, Inc. and The R.W. Johnson Pharmaceutical Research Institute, a division of Ortho Pharmaceutical Corporation (collectively referred to as "Ortho"), which provides Ortho with worldwide marketing and, at its election, manufacturing rights to the Company's injectable perfluorochemical ("PFC") emulsions capable of transporting oxygen for therapeutic use. Ortho will pay to Alliance a royalty based upon its sales of the product after commercialization. In addition, Ortho will pay to Alliance an initial license fee and other payments upon the achievement of certain milestones. Ortho will also be responsible for the remaining costs of developing the products. As of December 31, 1994, the Company had recorded a receivable of $3.1 million, representing funding due from Ortho for development costs incurred. Such amounts are recorded as research revenue in the statements of consolidated operations. Concurrent with execution of the license agreement, Johnson & Johnson Development Corp. ("J&JDC") agreed to purchase 1.5 million shares of Alliance convertible preferred stock for $15.0 million and obtain a warrant to purchase 300,000 shares of Alliance common stock at $15 per share during the next three years. The preferred stock is convertible into common shares upon the earlier of: 1) Alliance common stock trading for an average price per share of at least $20 for twenty consecutive days; 2) termination of the license agreement; or 3) June 30, 1998. Each share of the preferred stock will be converted into a number of common shares based upon the lower of the average price of Alliance common stock at the time of conversion or $20 per share. Prior to conversion, each share of preferred stock is entitled to one-half vote on matters on which shareholders are entitled to vote. The preferred stock carries a cumulative annual dividend of $0.50 per share. J&JDC will have certain registration rights for common stock obtained by conversion of the preferred stock or exercise of the warrant.

================================================================================
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                    Pages
                                                    -----
Incorporation of Certain Documents by Reference....   2
Available Information..............................   2
Prospectus Summary.................................   4
Risk Factors.......................................   8
Use of Proceeds....................................  12
Dilution...........................................  12
Capitalization.....................................  13
Selected Consolidated Financial Data...............  14
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............  15
Business...........................................  21
Management.........................................  31
Plan of Distribution...............................  36
Legal Matters......................................  37
Experts............................................  37
Index to Consolidated Financial Statements......... F-1

================================================================================
================================================================================

                   [LOGO OF ALLIANCE PHARMACEUTICAL CORP.]

                         ALLIANCE PHARMACEUTICAL CORP.

                                   2,500,000

                            SHARES OF COMMON STOCK

                                --------------
                                  PROSPECTUS
                                --------------

     IN THE UNITED STATES AND CERTAIN COUNTRIES OUTSIDE THE UNITED STATES:

                            OPPENHEIMER & CO., INC.

                                COWEN & COMPANY

       IN SWEDEN AND CERTAIN OTHER COUNTRIES OUTSIDE THE UNITED STATES:

                          ABB AROS FONDKOMMISSION A B

                                        , 1995

================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

     ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The estimated expenses in connection with the offering, all of which will be borne by the Registrant, are as follows:

          SEC Registration Fee................................ $  5,065
          N.A.S.D. Filing Fee.................................    1,969
          Printing Costs......................................   35,000
          Legal Fees and Expenses.............................   50,000
          Placement Agents Expense Reimbursement..............  150,000
          Escrow Agent Fees...................................   15,000
          Accounting Fees and Expenses........................   25,000
          Miscellaneous.......................................   17,966
                                                               --------
          Total............................................... $300,000

                             =============


     ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Reference is made to Article VI of the By-Laws of the Registrant and to Sections 721-727 of the New York Business Corporation Law, which, among other things and subject to certain conditions, authorize the Company to indemnify each of its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such officers or directors.

     ITEM 16.  EXHIBITS

     1.1   Form of U.S. Placement Agency Agreement*
     1.2   Form of U.S. Escrow Agreement*
     3. Restated Certificate of Incorporation of the Company, as amended, dated December 1, 1994
     5.    Opinion of Stroock & Stroock & Lavan
     10.   Material Contracts
     23.1  Consent of Ernst & Young LLP, Independent Auditors
     23.2  Consent of Deloitte & Touche LLP, Independent Auditors
     23.3  Consent of Stroock & Stroock & Lavan (included in Exhibit 5)
     23.4  Consent of Knobbe, Martens, Olson & Bear
     24.   Powers of Attorney
     -------------
     * To be filed by amendment.

     ITEM 17.  UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized in the City of San Diego, State of California, on March 14, 1995.

                                   ALLIANCE PHARMACEUTICAL CORP.



                                   By:\s\Duane J. Roth
                                       President

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                                    Title                   Date
- --------------------------------  ----------------------------  --------------

     \s\ Duane J. Roth            President, Chief Executive    March 14, 1995
- --------------------------------
     Duane J. Roth                Officer and Director

     \s\ Theodore D. Roth         Executive Vice President      March 14, 1995
- --------------------------------
     Theodore D. Roth             and Chief Financial Officer

     \s\ Tim T. Hart              Controller, Chief Accounting  March 14, 1995
- --------------------------------
     Tim T. Hart                  Officer

     \s\ Carroll O. Johnson*      Director                      March 14, 1995
- --------------------------------
     Carroll O. Johnson

     \s\ Stephen M. McGrath*      Director                      March 14, 1995
- --------------------------------
     Stephen M. McGrath

     \s\ Helen M. Ranney, M.D.*   Director                      March 14, 1995
- --------------------------------
     Helen M. Ranney, M.D.

     \s\ Donald E. O'Neill*       Director                      March 14, 1995
- --------------------------------
     Donald E. O'Neill

     \s\ Jean Riess, Ph.D.*       Director                      March 14, 1995
- --------------------------------
     Jean Riess, Ph.D.

     \s\ Thomas F. Zuck, M.D.*    Director                      March 14, 1995
- --------------------------------
     Thomas F. Zuck, M.D.


*By: /s/ Theodore D. Roth
    ----------------------------
         Theodore D. Roth
         Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------


                                                                     Page Number
                                                                     -----------
     1.1   Placement Agency Agreement*
     1.2   Escrow Agreement*
     3. Restated Certificate of Incorporation of the Company, as amended, dated December 1, 1994
     5.    Opinion of Stroock & Stroock & Lavan
     10.   Material Contracts**
     23.1  Consent of Ernst & Young LLP, Independent Auditors
     23.2  Consent of Deloitte & Touche LLP, Independent Auditors
     23.3  Consent of Stroock & Stroock & Lavan***
     23.4  Consent of Knobbe, Martens, Olson & Bear
     24.   Power of Attorney



     ___________________
     *   To be filed by amendment.
     **  Included in Exhibit 1.1
     *** Contained in Exhibit 5.